Exhibit 99.1

Stantec

STN
TSX · NYSE

2018 SECOND QUARTER REPORT

Refine.

2018 SECOND QUARTER REPORT Three and six Months Ended June 30, 2018, and 2017 Refine.

Table of Contents REPORT TO SHAREHOLDERS i MANAGEMENT’S DISCUSSION AND ANALYSIS Core Business and Strategy M-1 Overall Performance M-2 Highlights – Q2 2018 Results M-3 Highlights – Two Quarters Ended Q2 18 Results M-6 Results Compared to 2018 Annual Targets M-7 Financial Performance M-8 Summary of Quarterly Results M-23 Statements of Financial Position M-24 Liquidity and Capital Resources M-25 Other M-29 Outlook M-30 Critical Accounting Estimates, Developments, and Measures M-31 Controls and Procedures M-38 Risk Factors M-39 Subsequent Event M-39 Caution Regarding Forward-Looking Statements M-39 UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Consolidated Statements of Financial Position F-1 Consolidated Statements of Income F-2 Consolidated Statements of Comprehensive Income (Loss) F-3 Consolidated Statements of Shareholders’ Equity F-4 Consolidated Statements of Cash Flows F-5 Notes to the Unaudited Interim Condensed Consolidated Financial Statements F-6

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise; to appreciate nuances and envision what’s never been considered; to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Report to Shareholders

Second Quarter 2018 Results

Our second quarter 2018 results highlight how we are blending what has worked for us in the past with what is required for our success in the future. Our Consulting Services business continues to perform well, meeting all targets and achieving organic gross and net revenue growth when comparing Q2 18 to Q2 17. This was highlighted by another quarter of double-digit gross and net organic growth in Energy & Resources. Consulting Services also reached 13.6% EBITDA as a percentage of net revenue and $0.58 adjusted diluted earnings per share (EPS) in Q2 18, a 7.4% increase over Q2 17.

We continue to focus on operational efficiencies and cost reduction. Our efforts resulted in decreased administrative and marketing expenses as a percentage of net revenue when comparing Q2 18 to Q2 17. And we continue to improve our ability to manage and deliver projects. We have strong backlog and have won several significant projects across our business operating units.

Once again, we successfully executed our traditional North American–focused acquisition strategy in our new global geographies. In the second quarter, we announced and closed our second global acquisition, this time in New Zealand. The talented team at Traffic Design Group Limited (TDG), a transportation engineering firm in Wellington, opened the door for us to share our well-respected transportation expertise in New Zealand, where we are a top-tier water design firm. Complementing the TDG acquisition are the acquisitions of Norwest Corporation, an Alberta-based energy and resources firm, as well as Cegertec, a Quebec-based top-tier engineering firm. In total, we acquired five firms in the first half of 2018.

Our core US and UK Construction Services business is performing to management’s expectations, but delays and performance issues in legacy projects continued to impact results. We recorded additional negative revenue and cost adjustments related to UK waste-to-energy projects, a major US design-build contract, and legacy US-based hard-bid projects. We have placed a hold on hard-bid projects outside our area of expertise; are winding down our exposure to the UK waste-to-energy market; and have launched a strategic review of Construction Services to optimize the value of that business for shareholders, clients, and employees.

Despite some challenges, I’m confident in our healthy backlog, recent key project wins, and our employees’ ability to deliver excellence and design with community in mind. On behalf of Stantec’s management team, I thank shareholders, employees, and clients for supporting our Company.

Gord Johnston

President & CEO

August 7, 2018

i

Management’s Discussion and Analysis

August 7, 2018

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended June 30, 2018, dated August 7, 2018, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended June 30, 2018; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2017 Annual Report (filed on February 22, 2018); and the Report to Shareholders contained in our 2018 Second Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended June 30, 2018, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2017, except for the adoption of IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9). A description of these new standards and their impact on our financial position and results of operations is described in note 4 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2018 (incorporated here by reference) and in the Critical Accounting Estimates, Developments, and Measures section of this report (herein referred to as the “Definition section”).

All amounts shown in this report are in Canadian dollars, unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. By integrating our expertise, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

We have refined our long-standing business objective—to be a top 10 global design firm. Having achieved that goal, we now seek to maintain our position in the top 10, plus be a top-tier global design and delivery firm, not only ranked by size but also assessed qualitatively based on our capabilities and perception in the marketplace. We expect to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the second quarter of 2018 from those described on pages M-2 and M-12 to M-21 of our 2017 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis June 30, 2018	M-1	Stantec Inc.

Overall Performance

Consulting Services performed well in Q2 18. Our results were positively impacted by organic gross and net revenue growth in Consulting Services of 4.6% and 4.5% respectively, resulting in five consecutive quarters of gross and net organic revenue growth. Energy & Resources continues to have double-digit organic growth due to our expertise, client relations, and the improved commodity markets. We continued to expand our global footprint by completing three acquisitions in the quarter and five year to date. Consolidated backlog increased $300 million—from $5.0 billion in Q1 18 to $5.3 billion in Q2 18.

Gross margin for Consulting Services was 54.5%, while administrative and marketing expenses was 41.3% of net revenue, due to our continued focus on operational efficiencies which resulted in improved utilization and cost-reduction efforts that led to reduced administrative expenses.

Consulting Services achieved a 13.6% EBITDA as a percentage of net revenue which is above the top end of our annual targeted range. Adjusted diluted earnings per share (EPS) for Consulting Services increased 7.4%—from $0.54 in Q2 17 to $0.58 in Q2 18.

Our consolidated adjusted EBITDA and adjusted diluted EPS were negatively impacted by $24.7 million in downward project adjustments in Construction Services in the quarter. Construction Services negatively impacted Consolidated EPS by approximately $0.17 in Q2 18, as further described below. Consolidated adjusted diluted EPS was $0.41 in Q2 18 compared to $0.51 in Q2 17.

The following table summarizes our consolidated financial results for Q2 18 compared to Q2 17:

	Quarter Ended June 30					Two Quarters Ended June 30
(In millions of Canadian dollars, except per share amounts and percentages)	2018 $	2017 $	Change $	% Increase (Decrease)		2018 $	2017 $	Change $	% Increase (Decrease)

Gross revenue	1,358.2	1,318.6	39.6	3.0%		2,639.9	2,594.9	45.0	1.7%
Net revenue	907.8	888.4	19.4	2.2%		1,784.4	1,759.2	25.2	1.4%
EBITDA (note)	94.3	158.2	(63.9)	(40.4%	)	184.6	247.9	(63.3)	(25.5%	)
Adjusted EBITDA (note)	94.4	103.5	(9.1)	(8.8%	)	184.8	193.4	(8.6)	(4.4%	)
Net income	39.6	97.6	(58.0)	(59.4%	)	76.4	39.6	36.8	92.9%
Adjusted net income (note)	46.5	57.9	(11.4)	(19.7%	)	94.3	103.7	(9.4)	(9.1%	)
EPS - basic	0.35	0.86	(0.51)	(59.3%	)	0.67	0.35	0.32	91.4%
EPS - diluted	0.35	0.85	(0.50)	(58.8%	)	0.67	0.35	0.32	91.4%
Adjusted EPS – basic (note)	0.41	0.51	(0.10)	(19.6%	)	0.83	0.91	(0.08)	(8.8%	)
Adjusted EPS – diluted (note)	0.41	0.51	(0.10)	(19.6%	)	0.83	0.91	(0.08)	(8.8%	)
Dividends declared per common share	0.1375	0.1250	0.0125	10.0%		0.2750	0.2500	0.0250	10.0%

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and this report)

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis June 30, 2018	M-2	Stantec Inc.

Highlights – Q2 18 Results

The following tables show our Q2 18 and Q2 17 results in our two service offerings—Consulting Services and Construction Services:

	Quarter Ended June 30, 2018

	Consulting Services			Construction Services			Total

(In millions of Canadian dollars, except per share amounts and percentages)	$	% of NR		$	% of NR		$	% of NR

Gross revenue	1,092.0	126.5%		266.2	598.2%		1,358.2	149.6%
Net revenue	863.3	100.0%		44.5	100.0%		907.8	100.0%
Gross margin	470.1	54.5%		(4.9)	(11.0%	)	465.2	51.2%
Administrative and marketing expenses	356.8	41.3%		18.8	42.2%		375.6	41.4%
Other (income) expenses	(4.5)	(0.4%	)	(0.2)	(0.4%	)	(4.7)	(0.6%	)

EBITDA (note)	117.8	13.6%		(23.5)	(52.8%	)	94.3	10.4%

Adjusted EBITDA (note)	117.9	13.7%		(23.5)	(52.8%	)	94.4	10.4%
Adjusted net income (note)	65.7	7.6%		(19.2)	(43.1%	)	46.5	5.1%
Adjusted EPS - Basic (note)	0.58			(0.17)			0.41
Adjusted EPS - Diluted (note)	0.58			(0.17)			0.41
note: EBITDA, Adjusted EBITDA, adjusted net income, adjusted EPS (Basic and Diluted) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and this report).

	Quarter Ended June 30, 2017

	Consulting Services			Construction Services			Total

(In millions of Canadian dollars, except per share amounts and percentages)	$	% of NR		$	% of NR		$	% of NR

Gross revenue	1,046.2	125.8%		272.4	480.4%		1,318.6	148.4%
Net revenue	831.7	100.0%		56.7	100.0%		888.4	100.0%
Gross margin	458.7	55.1%		17.0	30.0%		475.7	53.5%
Administrative and marketing expenses	352.1	42.3%		21.6	38.1%		373.7	42.1%
Other (income) expenses	(56.1)	(6.8%	)	(0.1)	(0.2%	)	(56.2)	(6.4%	)

EBITDA (note)	162.7	19.6%		(4.5)	(7.9%	)	158.2	17.8%

Adjusted EBITDA (note)	108.0	13.0%		(4.5)	(7.9%	)	103.5	11.7%
Adjusted net income (note)	62.1	7.5%		(4.2)	(7.4%	)	57.9	6.5%
Adjusted EPS - Basic (note)	0.54			(0.03)			0.51
Adjusted EPS - Diluted (note)	0.54			(0.03)			0.51

note: EBITDA, Adjusted EBITDA, adjusted net income, adjusted EPS (Basic and Diluted) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and this report).

Consulting Services continues to build positive momentum in Q2 18 with organic net revenue growth of 4.5%, improved administrative and marketing expenses, and a 7.4% increase in adjusted diluted EPS in Q2 18 compared to Q2 17, and it is meeting all targets year to date. Our consolidated results continue to be impacted by legacy project issues in Construction Services. During the quarter, we recorded additional costs to complete and negative revenue adjustments of $24.7 million on these projects. This impacted our consolidated gross margins, EBITDA, EPS, and year-to-date targets.

Consulting Services

Gross and net revenue. In Consulting Services, gross revenue was up 4.4% to $1,092.0 million and net revenue was up 3.8% to $863.3 million in Q2 18 compared to Q2 17. Organic net revenue growth occurred in all geographies and in our Energy & Resources, Environmental Services, and Water business operating units. Energy & Resources continued to show double-digit growth with strong growth in all sectors. These increases were partly offset by the impact of foreign exchange.

Management’s Discussion and Analysis June 30, 2018	M-3	Stantec Inc.

In Consulting Services – Canada, we had strong organic gross revenue growth of 8.8% and organic net revenue growth of 6.9% in Q2 18 compared to Q2 17. We had organic net revenue growth in all business operating units except Environmental Services, which was impacted by large projects winding down. Buildings, Energy & Resources, and Infrastructure had notable revenue growth due to activity on several projects.

In Consulting Services – United States, we had organic gross revenue growth of 4.7% and organic net revenue growth of 3.3% in Q2 18 compared to Q2 17. Organic revenue growth was driven by our Environmental Services business operating unit and WaterPower & Dams and Mining sectors. Buildings retracted in the quarter as a result of certain large healthcare projects winding down and the loss of certain architectural clients from acquired firms; however, due to new project wins in the quarter, we anticipate improvements over the remainder of the year.

In Consulting Services – Global, we had organic gross revenue retraction of 3.2% and organic net revenue growth of 3.9% in Q2 18 compared to Q2 17. A large subcontractor-heavy Environmental Services project in Italy slowed down and therefore contributed to the retraction in organic gross revenue. New projects starts in our Water business operating unit and Mining sector contributed to organic net revenue growth. Our Global team has recently been very successful in winning major strategic pursuits.

Gross margin. Gross margin in Consulting Services decreased—from 55.1% in Q2 17 to 54.5% in Q2 18— mainly due to project mix, competitive pricing pressures, and increased revenues in all Energy & Resources sectors, which are at lower margins.

Administrative and marketing expenses. Administrative and marketing expenses as a percentage of net revenue was lower in Q2 18 than in Q2 17 mainly due to operational efficiencies, improved utilization, lower integration, and lower occupancy costs. These decreases were partly offset by a $1.0 million increase in software support and customization costs and investments in core infrastructure.

EBITDA. In Consulting Services, adjusted EBITDA increased 9.2% in Q2 18 compared to Q2 17 mainly due to acquisition and organic revenue growth and improvements in administrative and marketing expenses as a percentage of net revenue (described above). EBITDA decreased in Q2 18 compared to Q2 17 because Q2 17 was impacted by a gain of $54.6 million (before tax) on the Innovyze sale.

Other. Amortization of intangibles was less in Q2 18 than in Q2 17 due to a decrease in amortization expense for backlog related to acquisitions made in previous years; however, the decrease was partly offset by a change in the Autodesk licencing structure, which reduced the software’s estimated life and increased amortization expense by $2.8 million. In Q2 17, a gain on sale of $54.6 million was recognized from the Innovyze sale.

Other income included a $2.8 million unrealized gain on equity funds that form part of our investments held for self-insured liabilities. Previously, unrealized fair value gains or losses on equity securities were recorded in other comprehensive income until they were realized, at which time they were recorded in income. After adoption of IFRS 9 (described in the Recent Accounting Pronouncements section), both realized and unrealized gains and losses on our equity securities are required to be recognized in income.

Net income and earnings per share (EPS). In Consulting Services, adjusted net income was up 5.8% and adjusted diluted EPS was up $0.04 in Q2 18 compared to Q2 17. These increases were due to acquisition and organic revenue growth and improvements in administrative and marketing expenses as a percentage of net revenue (described above).

Management’s Discussion and Analysis June 30, 2018	M-4	Stantec Inc.

Construction Services

In Q2 18, we recorded additional negative revenue and cost adjustments of $16.3 million for UK-based waste-to-energy projects, net $5.4 million on US major design-build contracts, and $3.0 million on legacy US-based hard-bid projects. The adjustments resulted from continued project delays and performance issues. We continue to advance claims against parties believed to be responsible for causing much of the added costs. Hard-bid projects were awarded years ago when Construction Services expanded to take on projects outside of its core regional areas of expertise. We have placed a hold on our hard-bid work outside of our established areas of expertise and are winding down our exposure to the waste-to-energy market in the United Kingdom. Settlement agreements in two of the three waste-to-energy projects have been agreed upon in principle, and minimal additional costs are expected. Additional costs associated with the remaining project are related to additional estimated costs to complete, and the project takeover is now expected in Q3 18.

Income Taxes. Our effective annual income tax rate increased from 27% in Q1 18 to 29% in Q2 18. The change in the effective tax rate is mainly due to the losses incurred in the UK Construction Services operation. The losses attract a tax benefit at our UK expected deferred tax rate of 17%, which is significantly lower than our Q1 18 effective tax rate of 27%. The relationship between the tax rates and the estimated earnings in the jurisdictions we operate has resulted in the increase of our annual effective tax rate. This increase to our annual rate increased our Q2 18 tax rate to 30.8%, resulting in a reduction in EPS of approximately $0.02 in the quarter.

For further details regarding our overall performance, refer to the Financial Performance section of this report.

Other Q2 18 Information

Dividends. We declared a dividend of $0.1375 per share on May 9, 2018, that was paid on July 12, 2018, to shareholders of record on June 29, 2018. Subsequent to the quarter end, on August 7, 2018, we declared a dividend of $0.1375 per share, payable on October 10, 2018, to shareholders of record on September 28, 2018.

Strategic review of Construction Services. On April 26, 2018, we initiated a strategic review of MWH Constructors, Stantec Treatment, and Slayden (“Constructors”), acquired with MWH Global Inc. in May 2016. We are evaluating ways to optimize the value of Constructors and provide the best prospects for employees, clients, and shareholders. We are making positive progress on the review and are in discussions with several interested external parties. We anticipate concluding our strategic review by the end of Q4 18.

Amended credit agreement. On June 27, 2018, we amended our syndicated credit facilities agreement. The amendment removed provisions about Stantec and its subsidiaries granting collateral, making all facilities unsecured. The amendment extended the maturity date of our revolving credit facility to five years and Tranches B and C of our term loans to four years and five years respectively. The accordion feature of the facility was increased from $200 million to $400 million.

Integration. We continue to make significant progress integrating MWH Global Inc. (MWH) and have deployed key collaboration tools to the majority of its operations. We continue to evaluate and plan for the consolidation of the enterprise platforms for Consulting Services, streamlining where practical. We expect to integrate our Australian and New Zealand operations to our financial business systems by the first half of 2019 and our other foreign operations after that. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business.

Management’s Discussion and Analysis June 30, 2018	M-5	Stantec Inc.

Highlights – Two Quarters Ended Q2 18 Results

	Two Quarters Ended June 30, 2018

	Consulting Services			Construction Services			Total

(In millions of Canadian dollars, except per share amounts and percentages)	$	% of NR		$	% of NR		$	% of NR

Gross revenue	2,113.3	126.4%		526.6	468.9%		2,639.9	147.9%
Net revenue	1,672.1	100.0%		112.3	100.0%		1,784.4	100.0%
Gross margin	910.6	54.5%		12.1	10.8%		922.7	51.7%
Administrative and marketing expenses	700.9	41.9%		36.3	32.3%		737.2	41.3%
Other (income) expenses	0.9	0.1%		-	-		0.9	0.1%

EBITDA (note)	208.8	12.5%		(24.2)	(21.5%	)	184.6	10.3%

Adjusted EBITDA (note)	209.0	12.5%		(24.2)	(21.5%	)	184.8	10.4%
Adjusted net income (note)	115.0	6.9%		(20.7)	(18.4%	)	94.3	5.3%
Adjusted EPS - Basic (note)	1.01			(0.18)			0.83
Adjusted EPS - Diluted (note)	1.01			(0.18)			0.83
note: EBITDA, Adjusted EBITDA, adjusted net income, adjusted EPS (Basic and Diluted) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and this report).

	Two Quarters Ended June 30, 2017

	Consulting Services			Construction Services			Total

(In millions of Canadian dollars, except per share amounts and percentages)	$	% of NR		$	% of NR		$	% of NR

Gross revenue	2,050.4	125.3%		544.5	443.8%		2,594.9	147.5%
Net revenue	1,636.5	100.0%		122.7	100.0%		1,759.2	100.0%
Gross margin	905.3	55.3%		39.4	32.1%		944.7	53.7%
Administrative and marketing expenses	711.1	43.5%		39.9	32.5%		751.0	42.7%
Other (income) expenses	(54.1)	(3.4%	)	(0.1)	(0.1%	)	(54.2)	(3.1%	)

EBITDA (note)	248.3	15.2%		(0.4)	(0.3%	)	247.9	14.1%

Adjusted EBITDA (note)	193.8	11.8%		(0.4)	(0.3%	)	193.4	11.0%
Adjusted net income (note)	105.9	6.5%		(2.2)	(1.8%	)	103.7	5.9%
Adjusted EPS - Basic (note)	0.93			(0.02)			0.91
Adjusted EPS - Diluted (note)	0.93			(0.02)			0.91

note: EBITDA, Adjusted EBITDA, adjusted net income, adjusted EPS (Basic and Diluted) are non-IFRS measures (discussed in the Definition section of our 2017 Annual Report and this report).

Consulting Services

Consulting Services achieved year-to-date organic gross revenue growth of 3.9% and net revenue growth of 3.6%. Our Energy & Resources, Environmental Services, and Water business operating units had organic net revenue growth while Buildings and Infrastructure were flat. Energy & Resources had double-digit growth with strong growth in all sectors. Organic growth was partly offset by the impact of foreign exchange and the Innovyze sale in 2017. In our Water business operating unit in Q1 18, we recognized $3.0 million in recoveries on a revenue adjustment recorded in Q4 17 for a major design-build project.

Our Consulting Services year-to-date gross margin was 54.5% in 2018 compared to 55.3% in 2017. The decrease was caused primarily by project execution issues in our Buildings business operating unit, project mix, and competitive pressures. Year-to-date administrative and marketing expenses as a percentage of net revenue was lower in 2018 than in 2017 mainly due to operational efficiencies, improved utilization, and lower occupancy costs. As a result of management’s continued focus on reducing costs, cost savings were realized in discretionary spending and other areas. These decreases were partly offset by a $2.6 million increase in software support and customization costs and by investments in core infrastructure.

Management’s Discussion and Analysis June 30, 2018	M-6	Stantec Inc.

Year-to-date adjusted EBITDA increased 7.8% in 2018 compared to 2017, and adjusted EPS was up $0.08. These increases were due to acquisition and organic revenue growth and improvements in administrative and marketing expenses (described above). Year-to-date EBITDA and EPS decreased in 2018 compared to 2017 because the Innovyze sale in 2017 resulted in a gain on disposition of $54.6 million and Innovyze had higher EBITDA margins in 2017.

Construction Services

Year-to-date Construction Services was impacted by continuing cost escalations as well as project life completion dates that were extended for certain legacy projects. Negative revenue and cost adjustments on these projects totaled $27.7 million year to date. These adjustments impacted gross margins and EBITDA and decreased EPS by approximately $0.18.

Results Compared to 2018 Annual Targets

In the Management’s Discussion and Analysis section of our 2017 Annual Report, we established various ranges of expected performance for fiscal year 2018. The following table indicates our progress toward these targets as at June 30, 2018:

	Consulting Services			Construction Services				Total
Measure	Target	Results		Target	Results			Target	Results

Gross margin as % of net revenue	53% to 55%	54.5%	✓	30% to 33%	10.8%		x	52% to 54%	51.7%	x
Administrative and marketing expenses as % of net revenue	41% to 43%	41.9%	✓	25% to 27%	32.3%		x	41% to 43%	41.3%	✓
EBITDA as % of net revenue (notes 1 and 2)	11% to 13%	12.5%	✓	7% to 9%	(21.5%	)	x	10% to 12%	10.3%	✓
Net income as % of net revenue								At or above 5%	4.3%	x

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA, divided by net revenue.

note 2: EBITDA is a non-IFRS measure (discussed in the Definition section of our 2017 Annual Report and this report).

✓   Met or performed better than target.

x     Did not meet target.

At the end of Q2 18, we are meeting our Consulting Services targets; however, we are not meeting our Construction Services targets because Construction Services was impacted primarily by Q2 18 downward project revenue adjustments (described on page M-5). We are not meeting our net income as a percentage of net revenue target mainly due to project issues in Construction Services. For Consulting Services, we believe we will achieve our annual targets by the end of the fiscal year; however, we expect to miss our Construction Services targets, given the project issues incurred to date in 2018. Excluding the net impact of the Construction Services project issues of approximately $27.7 million year to date, net income as a percentage of net revenue was 5.4%.

Updated guidance on capital expenditures and the amortization of intangibles are provided in the Cashflow (Used in) From Investing Activities and Amortization of Intangibles sections of this report respectively. We continue to anticipate a one-time lease exit liability charge of approximately $15 million in Q4 18 because of the move to our new corporate head office in Edmonton. The guidance changed our annual effective tax rate from 27% to 29%.

Management’s Discussion and Analysis June 30, 2018	M-7	Stantec Inc.

Financial Performance

The following table summarizes key operating results as a percentage of net revenue and the percentage increase or decrease in the dollar amount for each key operating result:

	Quarter Ended June 30						Two Quarters Ended June 30
					% Increase						% Increase
	% of Net Revenue				(Decrease)*		% of Net Revenue				(Decrease)*

(In millions of Canadian dollars, except percentages)	2018		2017		2018 vs. 2017		2018		2017		2018 vs. 2017

Gross revenue	149.6%		148.4%		3.0%		147.9%		147.5%		1.7%
Net revenue	100.0%		100.0%		2.2%		100.0%		100.0%		1.4%
Direct payroll costs	48.8%		46.5%		7.2%		48.3%		46.3%		5.8%
Gross margin	51.2%		53.5%		(2.2%	)	51.7%		53.7%		(2.3%	)
Administrative and marketing expenses	41.4%		42.1%		0.5%		41.3%		42.7%		(1.8%	)
Depreciation of property and equipment	1.4%		1.5%		(5.1%	)	1.4%		1.6%		(6.9%	)
Amortization of intangible assets	1.9%		2.1%		(6.4%	)	2.2%		2.4%		(7.3%	)
Net interest expense	0.7%		0.7%		8.1%		0.7%		0.8%		(10.9%	)
Other net finance expense	0.0%		0.1%		(71.4%	)	0.1%		0.2%		(44.4%	)
Share of income from joint ventures and associates	0.0%		(0.1%	)	69.2%		0.0%		(0.1%	)	65.0%
Foreign exchange loss (gain)	(0.1%	)	(0.1%	)	20.0%		0.1%		0.0%		n/m
Gain on disposition of subsidiary	0.0%		(6.1%	)	n/m		0.0%		(3.1%	)	n/m
Other (income) expense	(0.4%	)	(0.2%	)	n/m		(0.1%	)	(0.1%	)	(21.4%	)
Income before income taxes	6.3%		13.5%		(52.2%	)	6.0%		9.3%		(34.5%	)
Income taxes	1.9%		2.5%		(20.4%	)	1.7%		7.0%		(75.0%	)
Net income	4.4%		11.0%		(59.4%	)	4.3%		2.3%		92.9%

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Gross and net revenue were accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

The following sections outline specific factors that affected the results of our operations in the second quarter of 2018 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended June 30, 2018.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Therefore, we also report net revenue (gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze the results in relation to net revenue rather than gross revenue.

The difference between gross revenue and net revenue is larger for construction-related projects than consulting-related projects since our Construction Services business incurs proportionately higher direct costs. For construction projects, subcontractors provide specialized building services such as earthwork, HVAC, electrical, piping, local craft labor, and design- and engineering-related services. Direct costs for Construction Services include expenditures for insurance, travel, meals, and purchases of materials and equipment (such as membranes, pumps, steel, concrete, aggregate, pipe, and electrical components) to install into facilities.

For this analysis and the tables that follow, revenue earned by acquired or divested companies in the first 12 months is initially reported as revenue from acquisitions or divestitures and thereafter reported as organic revenue.

Consulting Services generates approximately 70% of gross revenue in foreign currencies, primarily in US dollars. Construction Services generates gross revenue primarily in British pound sterling and US dollars. Fluctuations in

Management’s Discussion and Analysis June 30, 2018	M-8	Stantec Inc.

these currencies had a $29.7 million negative impact on our gross revenue results in Q2 18 compared to Q2 17 and a $53.8 million negative impact year to date in 2018 compared to the same period in 2017, as further described below:

●

The Canadian dollar averaged US$0.74 in Q2 17 and US$0.77 in Q2 18—a 4.1% increase. The Canadian dollar averaged US$0.75 year to date in 2017 compared to US$0.78 year to date in 2018—a 4.0% increase. The strengthening Canadian dollar had a negative effect on gross and net revenue in Q2 18 compared to Q2 17 and year to date in 2018 compared to year to date in 2017.

●

The Canadian dollar averaged GBP0.59 in Q2 17 and GBP0.57 in Q2 18—a 3.4% decrease. The Canadian dollar averaged GBP0.60 year to date in 2017 compared to GBP0.57 year to date in 2018—a 5.0% decrease. The weakening Canadian dollar had a positive effect on gross and net revenue in Q2 18 compared to Q2 17 and year to date in 2018 compared to year to date in 2017.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in Q2 18 compared to Q2 17 and year to date in 2018 compared to the same period in 2017.

Our contract backlog was $5.3 billion at June 30, 2018—$4.0 billion in Consulting Services and $1.3 billion in Construction Services. Backlog increased $300 million compared to March 31, 2018. Backlog increases as a result of project wins and acquisitions completed in the year and may be offset by fluctuations in foreign exchange.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. Previously, contract backlog was considered a non-IFRS measure. As at January 1, 2018, we adopted IFRS 15, which requires that the total value of all secured work be reported as contract backlog. Before adopting IFRS 15, our backlog was limited to the first 12 to 18 months of secured work.

Acquisitions

Following are the acquisitions completed in 2017 and year to date in 2018 that impacted our reportable segments and business operating units (within Consulting Services):

CONSULTING SERVICES - BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	MONTH ACQUIRED	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water

Consulting Services - Canada

NWC	May 2018		●
CEG	May 2018	●	●		●

Consulting Services - United States
Inventrix	April 2017	●
RNL	July 2017	●
NSR	October 2017			●
OEI	March 2018					●
NWC	May 2018		●

Consulting Services - Global
RNL	July 2017	●
ESI	March 2018			●
TDG	April 2018				●

Consideration for acquisitions completed was $45.8 million in Q2 18 and $60.7 million year to date in 2018. We completed the following acquisitions year to date in 2018:

Management’s Discussion and Analysis June 30, 2018	M-9	Stantec Inc.

●

March 23, 2018 – Acquired all the shares and business of ESI Limited (ESI), adding 50 staff to our Company. ESI is based in Shrewsbury, England, and has additional offices in Reading, England, and Cardiff, Wales. ESI provides expertise in groundwater, land, and sustainable development.

●

March 30, 2018 – Acquired certain assets and liabilities of Occam Engineers Inc. (OEI), adding 55 staff to our Company. OEI is based in Albuquerque, New Mexico, and has additional offices in Sante Fe, Roswell, Artesia, Las Cruces, Silver City, and Tucumcari in New Mexico and an office in Houston, Texas. OEI provides expertise in civil engineering, public works, transportation, development engineering, planning and feasibility, program management, water resources, and value analysis.

●

April 1, 2018 – Acquired all the shares and business of Traffic Design Group Limited (TDG), adding approximately 80 staff to our Company. TDG is a transportation planning and traffic engineering design firm based in Wellington, New Zealand, with additional offices throughout New Zealand and an office in Sydney, Australia.

●

May 18, 2018 – Acquired all the shares and business of Norwest Corporation (NWC), adding about 140 staff to our Company. NWC is based in Calgary, Alberta, and has offices in Vancouver, British Columbia; Denver and Trinidad, Colorado; Salt Lake City, Utah; and Charleston, West Virginia. NWC expands our geotechnical, geological, and mining expertise in our Energy & Resources business operating unit across western Canada and the western United States.

●

May 25, 2018 – Acquired all the shares and business of Cegertec Experts Conseils Inc. (Cegertec), adding approximately 250 staff to our Company. Cegertec, based in Chicoutimi, Quebec, has additional offices in Quebec City, Montreal, and St. Georges, Quebec. Cegertec provides expertise in engineering, project management, risk management, construction supervision, and structural inspections and inventory.

Revenue by Reportable Segment

The following charts and tables summarize gross and net revenue as well as gross and net revenue growth in our two service offerings and four reportable segments:

Management’s Discussion and Analysis June 30, 2018	M-10	Stantec Inc.

Gross Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	327.5	298.6	28.9	2.7	n/a	26.2	8.8%
United States	606.1	583.4	22.7	18.0	(22.6)	27.3	4.7%
Global	158.4	164.2	(5.8)	1.5	(2.1)	(5.2)	(3.2%	)

Total Consulting Services	1,092.0	1,046.2	45.8	22.2	(24.7)	48.3
Percentage growth (retraction)			4.4%	2.2%	(2.4% )	4.6%
Construction Services	266.2	272.4	(6.2)		(5.0)	(1.2)
Percentage growth (retraction)			(2.3% )		(1.9% )	(0.4% )

Total	1,358.2	1,318.6	39.6	22.2	(29.7)	47.1	3.6%

note: Comparative figures have been reclassified due to a realignment between Consulting Services – United States and Consulting Services – Global reportable segments and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

(In millions of Canadian dollars, except percentages)	Two Quarters Ended June 30, 2018	Two Quarters Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Canada	630.3	579.6	50.7	2.4	n/a	48.3	8.3%
United States	1,175.7	1,169.5	6.2	23.0	(49.1)	32.3	2.8%
Global	307.3	301.3	6.0	4.5	1.8	(0.3)	(0.1%	)

Total Consulting Services	2,113.3	2,050.4	62.9	29.9	(47.3)	80.3
Percentage growth (retraction)			3.1%	1.5%	(2.3% )	3.9%
Construction Services	526.6	544.5	(17.9)		(6.5)	(11.4)
Percentage growth (retraction)			(3.3% )		(1.2% )	(2.1% )

Total	2,639.9	2,594.9	45.0	29.9	(53.8)	68.9	2.7%

note: Comparative figures have been reclassified due to a realignment between Consulting Services – United States and Consulting Services – Global reportable segments and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis June 30, 2018	M-11	Stantec Inc.

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Total Change		Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)		% of Organic Growth (Retraction)

Consulting Services
Canada	282.8	262.1	20.7		2.7	n/a	18.0		6.9%
United States	461.8	453.1	8.7		11.4	(17.7)	15.0		3.3%
Global	118.7	116.5	2.2		0.2	(2.6)	4.6		3.9%

Total Consulting Services	863.3	831.7	31.6		14.3	(20.3)	37.6
Percentage growth (retraction)			3.8%		1.7%	(2.4% )	4.5%
Construction Services	44.5	56.7	(12.2)			(0.9)	(11.3)
Percentage growth (retraction)			(21.5%	)		(1.6% )	(19.9%	)

Total	907.8	888.4	19.4		14.3	(21.2)	26.3		3.0%

note: Comparative figures have been reclassified due to a realignment between Consulting Services – United States and Consulting Services – Global reportable segments and to conform to the presentation adopted for the current period. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

(In millions of Canadian dollars, except percentages)	Two Quarters Ended June 30, 2018	Two Quarters Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)		% of Organic Growth (Retraction)

Consulting Services
Canada	541.7	510.6	31.1	2.4	n/a	28.7		5.6%
United States	901.2	906.9	(5.7)	12.7	(37.6)	19.2		2.1%
Global	229.2	219.0	10.2	0.5	(1.4)	11.1		5.1%

Total Consulting Services	1,672.1	1,636.5	35.6	15.6	(39.0)	59.0
Percentage growth (retraction)			2.2%	0.9%	(2.3% )	3.6%
Construction Services	112.3	122.7	(10.4)		(0.6)	(9.8)
Percentage growth (retraction)			(8.5% )		(0.5% )	(8.0%	)

Total	1,784.4	1,759.2	25.2	15.6	(39.6)	49.2		2.8%

note: Comparative figures have been reclassified due to a realignment between Consulting Services – United States and Consulting Services – Global reportable segments and to conform to the presentation adopted for the current period. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Total gross and net revenue was positively impacted by the acquisitions completed in 2017 and 2018 and organic revenue growth. This increase was partly offset by the stronger Canadian dollar in Q2 18 compared to Q2 17 and year to date in 2018 compared to the same period in 2017. Consulting Services had positive organic net revenue growth in all geographies year to date in 2018 compared to the same period in 2017; Construction Services organic net revenue retracted in the quarter and year to date.

Year to date, the gross to net revenue ratio for Consulting Services was 1.26, falling within our targeted range of 1.25 to 1.30. The ratio for Construction Services was 4.69, falling within our targeted range of 4.5 to 5.0. Our consolidated gross to net revenue ratio was 1.48, falling within our targeted range of 1.45 to 1.50.

Management’s Discussion and Analysis June 30, 2018	M-12	Stantec Inc.

Consulting Services – Canada

In our Consulting Services – Canada operations, gross revenue increased 9.7% and net revenue increased 7.9% in Q2 18 compared to Q2 17. Gross revenue increased 8.7% and net revenue increased 6.1% year to date in 2018 compared to year to date in 2017. These increases were primarily due to organic revenue growth, which continued in all business operating units except Environmental Services.

The trend in our quarterly results was consistent with our year-to-date results. Growth was seen in the private sector, particularly in our Buildings, Energy & Resources, and Infrastructure business operating units. Growth in Buildings was mainly due to continuing work on three major healthcare projects. In Energy & Resources, growth in our Oil & Gas sector was primarily caused by an increased demand in midstream work over the last year and growth in our Power sector was mostly due to work continuing on several large manufacturing projects. In our Infrastructure business operating unit, increased urban development led to growth in our Community Development sector and several transit and rail projects led to growth in our Transportation sector.

Revenue retracted in our Environmental Services business operating unit in the private sector, mainly in Ontario. This was partly offset by growth in the public sector across the country. Organic revenue retraction slowed in Q2 18 compared to Q1 18, as evidenced by recent wins, including new clients and an increase in small project opportunities.

Growth in the public sector was seen in our Community Development sector and Environmental Services business operating unit; however, these increases were offset by declines in public spending in our Water business operating unit and Power and Transportation sectors.

Consulting Services – United States

In our Consulting Services – United States operations, gross revenue increased 3.9% and net revenue increased 1.9% in Q2 18 compared to Q2 17. Gross and net revenue remained flat year to date in 2018 compared to year to date in 2017. Organic revenue and acquisitions growth were partly offset by foreign exchange since the US dollar weakened compared to the Canadian dollar. Organic revenue growth was driven largely by our Environmental Services business operating unit, and WaterPower & Dams and Mining sectors and partly offset by organic revenue retraction in our Buildings business operating unit. Our Water business operating unit had organic net revenue growth during the quarter and was flat year to date due to the Innovyze divestiture in 2017. During the quarter, new contracts were awarded in Water, and these are expected to begin in the second half of 2018, bolstering already strong backlog in this business operating unit.

In the private sector, we continued to capitalize on our expertise in environmental mitigation and build our remediation and recovery expertise in our Environmental Services business. Our Environmental Services business operating unit saw year-to-date organic growth across several sectors. Activity in airport, rail, and highway and road projects increased. In our Power sector, our transmission and distribution activities remained steady. Our Buildings business operating unit saw year-to-date organic retraction caused by certain large healthcare projects winding down, the loss of certain architectural clients, and Q1 18 project execution issues. We expect organic growth in Buildings in the second half of 2018.

At both the state and federal government levels, business in the public sector continues to grow. US design-build opportunities increased because some clients view design-build as an efficient project delivery method. Year-to-date organic net revenue retracted in our Transportation sector; however, we continue to have a solid strategic market position in transit, bridge inspection, light-rail transit, roadway, and bridge projects. Design work on the Long Island Rail Road project (awarded in Q1 18) began in the quarter.

In our Energy & Resources business operating unit, WaterPower & Dams had strong year-to-date organic growth because of the execution of contracts awarded in Q4 17. Our Mining sector also had year-to-date organic growth as a

Management’s Discussion and Analysis June 30, 2018	M-13	Stantec Inc.

result of market improvements, which were caused by increases in certain commodity prices that were driven by global consumer confidence. This resulted in several new opportunities for Stantec.

In our Water business operating unit, we saw growth in certain markets, such as California, as a result of increased government spending. But growth was offset by the impact of certain water programs coming to completion in Q1 18 and the Innovyze sale in Q2 17. Water continued to benefit from regulatory requirements, including consent decrees that mandate municipalities to upgrade their water and wastewater facilities, as well as from the continued efforts of public agencies and private industry concerns to improve operational efficiency. We continued to build our expertise in flood damage risk reduction and resiliency with new project wins along the Gulf Coast.

Consulting Services – Global

In our Consulting Services – Global operations, gross revenue retracted 3.5% and net revenue increased 1.9% in Q2 18 compared to Q2 17. Gross revenue increased 2.0% and net revenue grew 4.7% year to date in 2018 compared to year to date in 2017. Overall retraction resulted from foreign exchange impacts and organic gross revenue declines and was partly offset by net acquisition growth. Organic gross revenue retraction in the second quarter was driven primarily by our Environmental Services business operating unit and our export business. A large subcontractor-heavy Environmental Services contract slowed down in Italy, impacting our quarterly results. As well, we saw large projects in our export group wind down. Our export business encompasses projects that are located outside of North America but managed and contracted from North America.

Organic revenue retraction in Q2 18 compared to Q2 17 was partly offset by growth in our Water business operating unit and Mining sector. We commenced large Water projects, which resulted in organic growth during the quarter in Australia and New Zealand. In addition, our Latin America operations continued to benefit from growing markets in our Mining services in Peru and Chile. The United Kingdom experienced modest organic net revenue growth because of Water clients that we provide project management services to.

Year to date, we saw organic revenue growth in our Mining sector in Latin America, Water business operating unit in Australia and New Zealand, and Mining export business. Mining markets continued to strengthen through the first half of 2018, resulting in an increased volume of work in Latin America and on Mining sector export projects. Growth in Water, our largest Consulting Services – Global business operating unit, was driven by new projects in Australia and New Zealand. We also saw consistent revenue volume through the Asset Management Programme 6 (AMP6) cycle in the United Kingdom.

Construction Services

In our Construction Services operations, gross revenue decreased 2.3% and net revenue decreased 21.5% in Q2 18 compared to Q2 17. Gross revenue decreased 3.3% and net revenue decreased 8.5% year to date in 2018 compared to year to date in 2017. Organic gross revenue was flat while organic net revenue retracted in Q2 18 compared to Q2 17. Year to date, organic gross and net revenue retracted when comparing 2018 to 2017. A number of projects had higher subcontractor involvement in Q2 18 compared to projects in Q2 17, resulting in a higher gross revenue to net revenue ratio in Q2 18.

The United States generated $180.3 million in gross revenue in Q2 18 and $347.6 million year to date in 2018. In Florida, Texas, and the western United States, we had significant and steady work on a number of major water and wastewater treatment plant construction projects. The remaining $85.9 million in gross revenue and $179.0 million year to date was earned mainly in the United Kingdom and was driven by ongoing construction activities for water utilities in the third year of the AMP6 cycle.

Our core water Construction Services business is meeting expectations. However, project issues for several legacy MWH projects from 2017 continued to impact results. During Q2 18, we recorded an additional $16.3 million for

Management’s Discussion and Analysis June 30, 2018	M-14	Stantec Inc.

certain UK-based waste-to-energy projects, net $5.4 million on major US design-build contracts, and $3.0 million on legacy US-based hard-bid projects—a total impact of $24.7 million. These adjustments related to project delays and certain performance issues. Net adjustments made for these projects totaled $27.7 million year to date in 2018.

Claims against parties believed to be responsible for causing many of these overruns have been or will be asserted in due course; however, the claims process for additional potential recoveries may take a long time to resolve. Any recoveries may benefit future quarters as claims are resolved. These projects were awarded a number of years ago when US Construction Services expanded to take on projects outside of its core regional areas of expertise, and we have placed a hold on our hard-bid work outside our established areas. In addition, we are in the process of winding down the UK waste-to-energy business.

Revenue by Consulting Services – Business Operating Unit

The following charts and tables summarize gross and net revenue growth in our five Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water:

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	240.6	236.1	4.5	14.1	(5.6)	(4.0)	(1.7%	)
Energy & Resources	150.6	114.7	35.9	2.2	(2.9)	36.6	31.9%
Environmental Services	166.8	169.0	(2.2)	3.6	(2.3)	(3.5)	(2.1%	)
Infrastructure	300.0	301.4	(1.4)	3.6	(8.5)	3.5	1.2%
Water	234.0	225.0	9.0	(1.3)	(5.4)	15.7	7.0%

Total Consulting Services	1,092.0	1,046.2	45.8	22.2	(24.7)	48.3
Percentage growth (retraction)			4.4%	2.2%	(2.4% )	4.6%

note: Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis June 30, 2018	M-15	Stantec Inc.

(In millions of Canadian dollars, except percentages)	Two Quarters Ended June 30, 2018	Two Quarters Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	476.4	466.7	9.7	30.9	(12.4)	(8.8)	(1.9%	)
Energy & Resources	283.5	229.2	54.3	1.9	(5.7)	58.1	25.3%
Environmental Services	323.4	328.7	(5.3)	4.5	(3.6)	(6.2)	(1.9%	)
Infrastructure	571.4	564.5	6.9	3.6	(17.0)	20.3	3.6%
Water	458.6	461.3	(2.7)	(11.0)	(8.6)	16.9	3.7%

Total Consulting Services	2,113.3	2,050.4	62.9	29.9	(47.3)	80.3
Percentage growth (retraction)			3.1%	1.5%	(2.3% )	3.9%

note: Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Gross revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Net Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except percentages)	Quarter Ended June 30, 2018	Quarter Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	188.2	186.6	1.6	7.8	(4.3)	(1.9)	(1.0%	)
Energy & Resources	128.5	97.5	31.0	2.1	(2.7)	31.6	32.4%
Environmental Services	119.8	115.3	4.5	2.4	(1.9)	4.0	3.5%
Infrastructure	238.9	247.1	(8.2)	3.4	(6.7)	(4.9)	(2.0%	)
Water	187.9	185.2	2.7	(1.4)	(4.7)	8.8	4.8%

Total Consulting Services	863.3	831.7	31.6	14.3	(20.3)	37.6
Percentage growth (retraction)			3.8%	1.7%	(2.4% )	4.5%

note: Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

(In millions of Canadian dollars, except percentages)	Two Quarters Ended June 30, 2018	Two Quarters Ended June 30, 2017	Total Change	Change Due to Net Acquisitions (Divestitures)	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)

Consulting Services
Buildings	372.1	374.5	(2.4)	18.3	(9.4)	(11.3)	(3.0%	)
Energy & Resources	245.4	195.5	49.9	1.8	(5.0)	53.1	27.2%
Environmental Services	230.3	226.6	3.7	3.2	(3.8)	4.3	1.9%
Infrastructure	456.3	466.6	(10.3)	3.4	(13.4)	(0.3)	(0.1%	)
Water	368.0	373.3	(5.3)	(11.1)	(7.4)	13.2	3.5%

Total Consulting Services	1,672.1	1,636.5	35.6	15.6	(39.0)	59.0
Percentage growth (retraction)			2.2%	0.9%	(2.3% )	3.6%

note: Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period. Net revenue was accounted for using IAS 11 in 2017 and IFRS 15 in 2018.

Management’s Discussion and Analysis June 30, 2018	M-16	Stantec Inc.

Buildings

In our Buildings business operating unit, organic gross revenue retracted 1.7% in Q2 18 and 1.9% year to date in 2018 compared to the same periods in 2017. Organic net revenue retracted 1.0% in Q2 18 and 3.0% year to date in 2018 compared to the same periods in 2017.

Organic revenue retraction has improved in Q2 18 over that experienced in Q1 18, but organic revenue is still affected by low private and public spending in the United Kingdom and Middle East. Year-to-date organic revenue retraction in the United States was impacted by project execution issues and the winding down of certain large healthcare projects. US organic revenue retraction also resulted from losing certain architectural clients from acquired firms, predominantly related to our engineering discipline; however, we are increasingly applying our integrated model approach for new clients and projects. During the quarter, our US East operations experienced growth. In Canada, organic revenue growth remains strong, particularly in our healthcare sector.

As a result of recent project wins and backlog growth, we anticipate that performance in our Buildings operations will improve over the remainder of the year. For example, during the quarter, we were selected to provide full-service architecture and engineering for a new student housing development in the South Neighborhood of Western Michigan University’s campus in Kalamazoo. We were also selected as part of a design-build team to deliver the new Consolidated Headquarters Complex for the California Military Department. In addition, during the quarter, we secured airport and manufacturing facility projects, which we expect to begin in the second half of 2018.

Energy & Resources

In our Energy & Resources business operating unit, organic gross revenue increased 31.9% in Q2 18 and 25.3% year to date in 2018 compared to the same periods in 2017. Organic net revenue growth was 32.4% in Q2 18 and 27.2% year to date in 2018 compared to the same periods in 2017. Strong organic gross and net revenue growth was seen in all sectors and geographies in the quarter and year to date.

Our midstream business in our Oil & Gas sector continued to be awarded new work due to our expertise and strong client relationships. As well, compared to 2017, we had increased activity in construction management projects from our Oil & Gas clients. Our Mining sector achieved solid organic revenue growth in all geographies and was positively impacted by improvements in commodity prices that were driven by increased consumer confidence globally and increased demand for batteries for electric vehicles. This factor, complemented by reduced debt for several of the major mining companies, led to increased capital expenditures.

In our Power sector, we secured projects due to infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. In addition, our expansion into smart technologies and execution of battery storage projects and electric vehicle (EV) charging stations for electric cars throughout Canada has expanded our footprint in this emerging technology. In WaterPower & Dams, our focus on business development efforts in Canada resulted in project awards.

During the quarter, we secured a $7 million amendment to our master services agreement for California Department of Water Resources Oroville Facilities license implementation activities. We were also awarded geotechnical services—including geohazard analysis, terrain analysis, drilling investigation, test pit investigation, and geotechnical recommendations—for a 90-kilometre (56-mile) freshwater pipeline that supplies process water to a large copper mine in Peru.

Environmental Services

In our Environmental Services business operating unit, organic gross revenue retracted 2.1% in Q2 18 and 1.9% year to date in 2018 compared to the same periods in 2017. Organic net revenue grew 3.5% in Q2 18 and 1.9% year to

Management’s Discussion and Analysis June 30, 2018	M-17	Stantec Inc.

date in 2018 compared to the same periods in 2017. Organic net revenue growth in our US operations was partly offset by retractions in our Consulting Services – Canada and Consulting Services – Global operations. As well, subconsultant costs in our Global operations decreased due to our current project mix, which contributed to net revenue growth.

Improvements in the US economy led to increased demand for commercial and residential development and increased spending in power, transportation, and water resource infrastructure investments. In the quarter, we were selected to lead environmental assessments for the 120-megawatt Skipjack Wind Farm, an offshore wind project developed by Deepwater Wind off the coast of Maryland. Our team, along with technical and regulatory experts, will lead local biologists, engineers, marine archaeologists, and other researchers to conduct marine and environmental assessments for Skipjack, which has the potential to deliver renewable energy to 35,000 Maryland homes.

Environmental Services continued to be impacted by commodity prices, reduced capital spending, primarily in the midstream oil and gas sector, and by a late winter which delayed the start of field work. This led to delays and cancellations and put downward pressure on project fees. Existing large-scale projects continued to wind down; even so, the oil and gas industry showed signs of increasing activity in the first half of 2018 with a slight rebound in energy prices. Our North American operations continued to win a stream of smaller and lower-margin projects as a result of our strong client relationships and industry expertise, and larger opportunities are emerging in western Canada’s midstream sector. The Mining sector shows signs of growth globally, resulting in more opportunities for permitting and environmental assessment work. We expect our Environmental Services business will improve throughout the rest of 2018 as we begin new projects that have been awarded year to date and provide additional work on existing projects.

Infrastructure

In our Infrastructure business operating unit, organic gross revenue increased 1.2% in Q2 18 and 3.6% year to date in 2018 compared to the same periods in 2017. Organic net revenue retracted 2.0% in Q2 18 and was flat year to date in 2018 compared to the same periods in 2017. Our work in several new projects resulted in higher subconsultant costs, thereby contributing to growth in gross revenue and a retraction in net revenue.

During the quarter, we see a trend consistent with our Q1 18 results in our Canadian Community Development sector. Organic growth was fueled by an increase in urban development, particularly in northern Alberta as energy prices rebounded. In our US operations, organic revenue was flat because some growth in the Southeast and Gulf regions was offset by competitive fee pressures. In Canada and the northern United States, we experienced delayed construction starts because of the late spring, resulting in the slower mobilization of our seasonal inspection work.

In our Transportation sector, organic net revenue retracted for two main reasons: large project work wrapped up in late 2017 in Colorado and Texas, and weather conditions in winter and spring 2018 caused delays in field work in some North American markets. Our Transit & Rail sector saw growth in British Columbia and in the northeastern United States with the start of the Long Island Rail Road project. As well, in the quarter we were selected to provide analysis and engineering services for the Hampstead Bypass from I-140 to US 17 north of Hampstead, North Carolina. The bypass consists of a 12-mile (19-kilometre) four-lane median-divided freeway with 4 interchanges, 4 overpasses, and 16 bridges.

Water

In our Water business operating unit, organic gross revenue increased 7.0% in Q2 18 and 3.7% year to date in 2018 compared to the same periods in 2017. Organic net revenue grew 4.8% in Q2 18 and 3.5% year to date in 2018 compared to the same periods in 2017. Organic growth was partly offset as a result of the Innovyze sale in

Management’s Discussion and Analysis June 30, 2018	M-18	Stantec Inc.

Q2 17 and the foreign exchange impact of the stronger Canadian dollar. Organic net revenue growth occurred in all geographies in the quarter.

In Canada, organic growth was mainly due to strong revenue from projects in lower British Columbia and the Greater Toronto Area, which continued to be strong markets. In our Global business, organic growth resulted from strong revenue in our Australia and New Zealand Water business and consistent revenue volume due to the AMP6 cycle in the United Kingdom.

In our US operations, year-to-date results improved significantly in certain markets, such as California and Texas, related to successful marketing campaigns and increased government spending. These improvements offset the winding down and delay of certain public water programs.

During the quarter, we were appointed, together with our joint venture partners, to a three-year Framework Agreement to deliver a range of design and construct, construct-only, and design-only projects for Melbourne Water’s Water and Sewerage Capital Works Program.

Gross Margin

For a definition of gross margin, refer to the Definition section of our 2017 Annual Report (incorporated here by reference). Gross margin as a percentage of net revenue was 51.2% in Q2 18 compared to 53.5% in Q2 17. Year-to-date gross margin was 51.7% in 2018 compared to 53.7% in 2017. These results are below our targeted range of 52.0% to 54.0% (set out in our 2017 Annual Report). The decrease from Q2 17 to Q2 18 resulted primarily from decreased margins in Construction Services, with slightly lower margins in all geographies in Consulting Services. The year-to-date decrease from 2017 to 2018 resulted from decreased margins in Construction Services and all geographies and business operating units.

The following table summarizes gross margin percentages by reportable segments:

	Quarter Ended June 30					Two Quarters Ended June 30
	2018		2017	Change		2018	2017	Change

Consulting Services
Canada	52.1%		53.5%	(1.4%	)	52.1%	53.5%	(1.4%	)
United States	55.6%		55.8%	(0.2%	)	55.6%	55.9%	(0.3%	)
Global	55.6%		56.2%	(0.6%	)	55.5%	57.0%	(1.5%	)
Total Consulting Services	54.5%		55.1%	(0.6%	)	54.5%	55.3%	(0.8%	)
Construction Services	(11.0%	)	30.0%	(41.0%	)	10.8%	32.1%	(21.3%	)

note: Comparative figures have been reclassified due to a realignment between reportable segments and to conform to the presentation adopted for the current period.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

In Consulting Services, gross margin decreased in our Canada operations in Q2 18 and year to date in 2018 compared to the same periods in 2017; this decrease resulted from the mix of projects, driven largely by increased revenues earned in our Energy & Resources business. Gross margin in our Global operations decreased during the quarter because of project mix and the recognition of positive estimated cost-to-complete revisions on major UK Water projects in 2017. Global margins were lower year to date in 2018 than year to date in 2017, primarily due to positive revenue adjustments from risk releases and to commercial client agreements reached on a major Middle East Water project in 2017.

Management’s Discussion and Analysis June 30, 2018	M-19	Stantec Inc.

Construction Services had negative gross margins in the quarter and a decrease in our year-to-date margins in 2018 compared to 2017 due to an additional $24.7 million of negative revenue and cost adjustments in Q2 18 from legacy projects. In addition, a net negative adjustment of $3.0 million was incurred in Q1 18 on UK-based waste-to-energy projects. Continued delays and certain performance issues resulted in increases in costs to complete.

Gross margin percentages for Consulting Services can be broken down by business operating unit as follows:

	Quarter Ended June 30				Two Quarters Ended June 30
	2018	2017	Change		2018	2017	Change

Consulting Services
Buildings	54.1%	54.9%	(0.8%	)	53.7%	55.3%	(1.6%	)
Energy & Resources	50.4%	50.5%	(0.1%	)	51.1%	51.9%	(0.8%	)
Environmental Services	56.0%	57.3%	(1.3%	)	56.4%	56.9%	(0.5%	)
Infrastructure	54.1%	55.4%	(1.3%	)	54.2%	54.3%	(0.1%	)
Water	56.6%	56.2%	0.4%		56.6%	57.5%	(0.9%	)
Total Consulting Services	54.5%	55.1%	(0.6%	)	54.5%	55.3%	(0.8%	)

note: Comparative figures have been reclassified due to a realignment of several business lines.

In our Buildings business operating unit, gross margin decreased in Q2 18 and year to date in 2018 compared to the same periods in 2017, primarily due to project mix and project execution issues; however, these issues are being mitigated, and we anticipate our performance will continue to improve over the remainder of the year.

Our Environmental Services business operating unit had lower margins in Q2 18 than in Q2 17. We continue to see downward pressures on fees and reduced subconsultant markups in response to economic challenges in certain markets, especially in the oil and gas industry in our Canadian operations.

Gross margins in our Infrastructure business operating unit decreased in Q2 18 compared to Q2 17 and year to date in 2018 compared to 2017. Margins were impacted by early cycles of extensive fee pressures from the alternative project delivery market. We expect gross margins to improve during the construction inspection season.

Our Water business operating unit had lower year-to-date margins in 2018 than in 2017. The first quarter of 2017 included the results of the Innovyze sale; Innovyze operated at higher margins and was divested on May 5, 2017.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 41.4% in Q2 18 compared to 42.1% in Q2 17. Our year-to-date administrative and marketing expenses as a percentage of net revenue was 41.3% in Q2 18 compared to 42.7% for 2017, falling at the low end of our targeted range of 41% to 43% (set out in our 2017 Annual Report). Consulting Services was 41.9% year to date—within our targeted range of 41% to 43%. Construction Services was 32.3% year to date—falling outside of our targeted range of 25% to 27% mainly because the percentage was impacted by lower year-to-date net revenue as a result of downward revenue adjustments in Q2 18 (described in the Gross and Net Revenue section of this report).

Administrative and marketing expenses as a percentage of net revenue was lower in in Q2 18 compared to Q2 17 and year to date in 2018 compared year to date in 2017; the decrease was mainly due to improved utilization, lower integration costs, and operational efficiencies. As we continued to monitor our backlog and made adjustments to align staffing levels with workloads, our utilization improved. Occupancy costs decreased due to our continued efforts to consolidate offices and negotiate lower lease rates. As a consequence of management’s continued focus on reducing costs, cost savings in discretionary spending and other areas were realized. These cost reductions were partly offset by an increase of about $1.0 million in software support, customization costs, and investments in our core infrastructure.

Management’s Discussion and Analysis June 30, 2018	M-20	Stantec Inc.

Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition.

The following table summarizes the amortization of identifiable intangible assets for Q2 18 and Q2 17 and year to date for 2018 and 2017:

	Quarter Ended June 30		Two Quarters Ended June 30
(In millions of Canadian dollars)	2018	2017	2018	2017

Client relationships	7.2	6.8	14.1	16.2
Backlog	2.7	6.6	8.8	13.6
Software	6.6	3.8	13.2	9.1
Other	1.3	2.0	3.6	4.3
Lease disadvantage	(0.3)	(0.5)	(0.6)	(1.0)

Total amortization of intangible assets	17.5	18.7	39.1	42.2

Intangible asset amortization decreased $1.2 million in Q2 18 compared to Q2 17 and $3.1 million year to date in 2018 compared to 2017. The Innovyze sale contributed to the decrease in our year-to-date results. Excluding this impact, the decrease in our Q2 18 and 2018 year-to-date results resulted primarily because of a decrease in backlog; this was partly offset by increases in client relationships and software amortization. Backlog related to acquisitions made in previous years, such as MWH Global, Inc., Bury Holdings, Inc., and VOA Associates, Inc., were fully amortized during the quarter. Client relationships increased as a result of new acquisitions in 2017 and 2018. Software amortization expense increased $2.8 million in Q2 18 and $4.1 million year to date in 2018 compared to the same periods in 2017 because a change in the Autodesk licensing structure reduced the software’s estimated life.

Based on the unamortized intangible asset balance remaining at the end of Q2 18, we expect our amortization expense for intangible assets for the full year 2018 to be approximately $70 million, a $17 million increase from guidance provided in our 2017 Annual Report. The guidance was adjusted to include acquisitions completed in the quarter and a change in our Autodesk licensing structure, which reduced the software’s estimated life. The actual expense may be impacted by any new acquisitions completed after Q2 18 and fluctuations in foreign exchange.

Net Interest Expense

Net interest expense increased $0.5 million in Q2 18 compared to Q2 17 and decreased $1.5 million year to date in 2018 compared to year to date in 2017. Net interest expense was higher in Q2 18 than in Q2 17 as a result of a net increase of $109.8 million in our total outstanding debt levels. Year-to-date net interest expense was lower for two

Management’s Discussion and Analysis June 30, 2018	M-21	Stantec Inc.

reasons: our revolving credit facilities decreased because of $221.3 million received from net proceeds of the Innovyze sale in 2017 and interest rates on our notes payable decreased. The average interest rate for our revolving credit facility and term loan was 3.48% at June 30, 2018, and 3.25% at June 30, 2017. The weighted average interest rate on our notes payable was 2.95% at June 30, 2018, and 3.46% at June 30, 2017.

Foreign Exchange Losses and Gains

We recorded foreign exchange gains of $0.9 million in Q2 18 and $1.0 million in Q2 17. Foreign exchange gains or losses arise from the translation of foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. Our 2018 year-to-date exchange loss of $1.3 million included a foreign exchange loss of $1.0 million on our investments held for self-insured liabilities, recorded in Q1 18.

We recorded a $64.0 million gain on the translation of our foreign operations in other comprehensive income in the first two quarters of 2018 compared to an $81.3 million loss in the same period in 2017. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during the first two quarters of 2018 was primarily a result of the Canadian dollar weakening against the US dollar—from US$0.80 at December 31, 2017, to US$0.76 at June 30, 2018.

As at June 30, 2018, we had no material foreign-currency forward contracts.

Other Income

Other income was $3.8 million in Q2 18 and $0.7 million in Q2 17. In Q2 18, we recognized an unrealized gain of $2.8 million on our equity securities in our investments held for self-insured liabilities. Our year-to-date results include a net gain of $0.1 million as a result of an unrealized loss of $2.7 million recorded in Q1 18. These changes represent fair value fluctuations on our equity securities. In 2017, fair value fluctuations on these investments were recorded in other comprehensive income. However, on adoption of IFRS (described in the Definition section of this report), the impact of fair value changes is now recorded through profit and loss.

Income Taxes

Our effective income tax rate for the first two quarters of 2018 was 29% and 63.2% in 2017. The effective tax rate is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions.

Our effective income tax rate went from 27% in Q1 18 to 29% in Q2 18. This change was mainly due to losses incurred in the UK Construction Services operation. The losses attract a tax benefit at our UK expected deferred tax rate of 17%, which is significantly lower than our Q1 18 effective tax rate of 27%. The relationship between tax rates and estimated earnings in jurisdictions that we operate in has resulted in the increase of our effective tax rate.

After eliminating certain transactions impacting 2017, our effective tax rate would have been 24%. The increase of our effective tax rate from 24% in 2017 to 29% in 2018 was due to the recognition of tax credits in 2017 against income earned in jurisdictions with higher tax rates and the impact of losses incurred in jurisdictions with lower tax rates. The transactions affecting our 2017 tax rate that we eliminated to arrive at 24% were the following: a $94.5 million net tax expense related to the Innovyze sale, a net $18.6 million US tax reform adjustment, and a $3.2 million corporate reorganization tax charge.

We monitored for changes to our previously recorded US tax reform positions, calculated under the US Tax Act, against actual and potential guidance and interpretation issued by the U.S. Internal Revenue service and state taxing authorities. We did not identify any significant changes that impacted our calculations.

Management’s Discussion and Analysis June 30, 2018	M-22	Stantec Inc.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes. In Q1 17 and Q2 17, certain line items in our consolidated financial statements of income were realigned to conform with our Q2 18 presentation and are reflected in this section.

Quarterly Unaudited Financial Information

	2018			2017			2016
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	1,358.2	1,281.7	1,246.0	1,299.2	1,318.6	1,276.3	1,240.8	1,257.3
Net revenue	907.8	876.6	805.0	853.0	888.4	870.8	820.2	872.2
Net income (loss)	39.6	36.8	11.2	46.2	97.6	(58.0)	29.4	49.3
Adjusted net income (note)	46.5	47.8	37.2	61.1	57.9	45.8	40.4	63.0
Earnings (loss) per share - basic	0.35	0.32	0.10	0.41	0.86	(0.51)	0.26	0.43
Earnings (loss) per share - diluted	0.35	0.32	0.10	0.40	0.85	(0.51)	0.26	0.43
Adjusted EPS - basic (note)	0.41	0.42	0.33	0.54	0.51	0.40	0.35	0.55
Adjusted EPS - diluted (note)	0.41	0.42	0.32	0.54	0.51	0.40	0.35	0.55
Dividends declared per common share	0.1375	0.1375	0.1250	0.1250	0.1250	0.1250	0.1125	0.1125

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and diluted adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money. Gross and net revenue in 2018 were accounted for using IFRS 15 and IAS 11 prior to 2018.

note: Adjusted net income and adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definition section of our 2017 Annual Report and this report.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

(In millions of Canadian dollars)	Q2 18 vs. Q2 17	Q1 18 vs. Q1 17	Q4 17 vs. Q4 16	Q3 17 vs. Q3 16

Increase (decrease) in gross revenue due to
Net acquisition growth	22.2	7.7	2.2	4.0
Organic growth	47.1	21.8	50.9	75.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(29.7)	(24.1)	(47.9)	(37.2)

Total net increase in gross revenue	39.6	5.4	5.2	41.9

In Q1 17, our results were impacted by a deferred tax charge of $90.4 million related to the potential sale of Innovyze; excluding this impact, our net income for Q1 17 would have been $32.4 million. In Q2 17, our results were impacted by the completion of the Innovyze sale; excluding this impact, our net income for Q2 17 would have been $47.1 million. In Q4 17, our results were impacted by net tax expenses of $18.6 million from the US tax reform; excluding this impact, our net income for Q4 17 would have been $29.8 million.

We experience variability in our results of operations from quarter to quarter due to the seasonal nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see seasonal slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results in our Management’s Discussion and Analysis for each respective quarter.)

Management’s Discussion and Analysis June 30, 2018	M-23	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2017:

Balance Sheet Summary

(In millions of Canadian dollars, except percentages)	Jun 30, 2018	Dec 31, 2017	$ Change	% Change

Total current assets	1,721.6	1,608.2	113.4	7.1%
Property and equipment	253.1	212.6	40.5	19.0%
Goodwill	1,640.6	1,556.6	84.0	5.4%
Intangible assets	269.2	262.4	6.8	2.6%
Net employee defined benefit asset	16.9	12.7	4.2	33.1%
Other assets	13.2	9.4	3.8	40.4%
All other assets	226.4	221.2	5.2	2.4%

Total assets	4,141.0	3,883.1	257.9	6.6%

Current portion of long-term debt	51.2	198.2	(147.0)	(74.2%	)
All other current liabilities	967.9	957.3	10.6	1.1%

Total current liabilities	1,019.1	1,155.5	(136.4)	(11.8%	)
Income taxes payable	19.2	18.3	0.9	4.9%
Long-term debt	860.3	541.4	318.9	58.9%
Provisions	85.8	81.7	4.1	5.0%
Net employee defined benefit liability	28.1	31.2	(3.1)	(9.9%	)
All other liabilities	149.6	155.7	(6.1)	(3.9%	)
Equity	1,976.6	1,896.3	80.3	4.2%
Non-controlling interests	2.3	3.0	(0.7)	(23.3%	)

Total liabilities and equity	4,141.0	3,883.1	257.9	6.6%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar—from US$0.80 at December 31, 2017, to US$0.76 at June 30, 2018. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment increased mainly because of $31.5 million in additions for leasehold improvements for our new Edmonton headquarters building. Goodwill and intangible assets increased due to foreign exchange and acquisitions completed in the first two quarters of 2018; this was partly offset by amortization. Other assets increased mainly because we capitalized $4.2 million in deferred contract fulfillment costs, as required under IFRS 15 (detailed in the Definition section of this report). Other assets also increased due to the capitalization of transaction costs incurred on the amendment of our syndicated senior credit facilities.

Total current and long-term debt increased $171.9 million for the following reasons: an increase in our revolving credit facilities of $304.8 million, finance lease obligations of $9.9 million, and notes payable from prior year acquisitions of $7.1 million. These increases were partly offset by a repayment of $150.0 million of Tranche A of our term loan during Q2 18. Increases in the revolving credit facilities were made to finance acquisitions and working capital needs.

Our shareholders’ equity increased $80.3 million. Opening shareholders’ equity was adjusted downward by $24.7 million: $23.9 million related to the adoption of IFRS 15 and $0.8 million related to the adoption of IFRS 9 (detailed in the Definition section of this report). The increase in shareholders’ equity was mainly due to net income of

Management’s Discussion and Analysis June 30, 2018	M-24	Stantec Inc.

$76.4 million for the quarter and $64.7 million in other comprehensive income primarily related to exchange differences on translation of our foreign subsidiaries. In addition, we had $5.2 million in share options exercised for cash and a $2.7 million share-based compensation expense. These increases were partly offset by $31.3 million in dividends declared and $12.7 million in shares repurchased under our Normal Course Issuer Bid.

Goodwill

In accordance with our accounting policies (described in note 4 of our audited consolidated financial statements for the year ended December 31, 2017, included in our 2017 Annual Report, and incorporated here by reference), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

On October 1, 2017, we performed our most recent annual goodwill impairment test. At June 30, 2018, we assessed potential indicators of goodwill impairment. During the second quarter of 2018, the Construction Services group of cash generating units (CGUs) had a negative gross margin and for the six months ended June 30, 2018, it did not meet managements’ budget expectations. As a result, we concluded that there were indicators of impairment that required the performance of a quantitative interim impairment test for the Construction Services group of CGUs to which goodwill of $122.0 million is allocated.

We estimated the recoverable amount of the Construction Services group of CGUs by using the fair value less costs of disposal approach. For the Construction Services group of CGUs as at June 30, 2018, the recoverable amount approximated its carrying amount and, therefore, goodwill was not impaired. The valuation techniques and assumptions remained consistent with those disclosed in our 2017 Annual Report, except as disclosed below. Any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The values assigned to the most sensitive key assumptions for the Construction Services group of CGUs are listed in the table below.

Key Assumptions	Construction Services

Operating margin rates (note)	0.8% - 1.1%
After tax discount rate	13.4%
Terminal growth rate	3.0%
Non-cash working capital rates (note)	(5.0%) – (5.2%)

note: Operating margin rates and non-cash working capital rates for Construction Services group of CGUs are calculated on gross revenue.

As there were no indicators of impairment for any other CGUs or group of CGUs, we have not updated any other impairment calculations. For further information regarding goodwill, refer to our 2017 Annual Report.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $400 million subject to approval), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Management’s Discussion and Analysis section of our 2017 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Management’s Discussion and Analysis June 30, 2018	M-25	Stantec Inc.

We continue to limit our exposure to credit risk by placing our cash and deposits in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. We mitigate risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information at June 30, 2018, compared to December 31, 2017:

(In millions of Canadian dollars, except ratios)	Jun 30, 2018	Dec 31, 2017	Change

Current assets	1,721.6	1,608.2	113.4
Current liabilities	(1,019.1)	(1,155.5)	136.4
Working capital (note)	702.5	452.7	249.8
Current ratio (note)	1.69	1.39	n/a

n/a= not applicable

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definition section of our 2017 Annual Report.

Overall, the carrying amounts of current assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar. Other factors that impacted our current assets and liabilities are outlined in the following paragraphs.

Current assets increased primarily because trade and other receivables, unbilled receivables, and contract assets collectively had a net increase of $149.6 million. The increases were partly offset by a net decrease in cash and cash equivalents and cash in escrow of $25.2 million (explained in the Cash Flows section of this report).

Gross revenue trade receivables increased 4.2%, or $31.3 million, from December 31, 2017, to June 30, 2018, and the over-90-day aging category increased 5.1%, or $5.6 million. The increase is due to the mix of clients who, in certain cases, were given extended payment terms. This mix may impact our trade receivables aging categories going forward.

Included in allowance for doubtful accounts at December 31, 2017, was a $27 million allowance related to price concessions rather than credit risk. As a result of adopting IFRS 15, on January 1, 2018, the $27 million was adjusted from gross trade receivables. For the adoption of IFRS 9, we elected to apply the simplified approach to calculating expected credit losses, which requires lifetime expected credit losses to be recognized on initial recognition of our trade receivables, unbilled receivables, contract assets, and holdbacks. At June 30, 2018, our expected credit loss balance was $2.6 million. (For a discussion of our adoption of IFRS 15 and IFRS 9, refer to the Definition section of this report.)

Investment in trade and other receivables, unbilled receivables, and contract assets increased from 84 days at December 31, 2017, to 95 days at June 30, 2018. This increase, occurring mainly in our Energy & Resources and Water business operating units, was partly offset by a decrease in our Environmental Services business operating unit and Construction Services. Construction Services decreased from 48 days at December 31, 2017, to 46 days at June 30, 2018.

The decrease in current liabilities was caused primarily by a decrease in the current portion of long-term debt, income taxes payable, and other liabilities and partly offset by a $21.7 million increase in bank indebtedness and a $15.7 million increase in trade and other payables. Tranche A of the term loan of $150.0 million, previously included as current, was repaid on May 6, 2018. Income taxes payable decreased $8.9 million due to the payment of final 2017 income taxes owed and timing of tax installments made. Other liabilities decreased because $4.4 million of deferred share units and $3.2 million of performance share units were paid in Q1 18; this was partly offset because we reclassified $2.7 million from long-term to current for preferred share units payable. Increases in trade and other

Management’s Discussion and Analysis June 30, 2018	M-26	Stantec Inc.

payables were attributable to acquisition growth and the timing of payments to suppliers and payroll; this was partly offset by the timing of payments for annual employee bonuses.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended June 30			Two Quarters Ended June 30
(In millions of Canadian dollars)	Jun 30, 2018	Jun 30, 2017	Change	Jun 30, 2018	Jun 30, 2017	Change

Cash flows from (used in) operating activities	82.1	103.7	(21.6)	(40.8)	76.1	(116.9)
Cash flows (used in) from investing activities	(61.7)	179.9	(241.6)	(106.8)	134.3	(241.1)
Cash flows (used in) from financing activities	(31.3)	(268.1)	236.8	98.2	(209.8)	308.0

Cash Flows From (Used in) Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards. Cash flows used in operating activities year to date in 2018 compared to the same period in 2017 was impacted by an increase in the use of cash of approximately $62 million in Construction Services. The remaining increase in the use of cash of approximately $55 million related to Consulting Services and was mainly due to an increase in our days sales on investment in trade and other receivables, unbilled receivables, and contact assets.

Cash Flows (Used in) From Investing Activities

Cash flows from investing activities decreased year to date in 2018 compared to the same period in 2017. The Innovyze sale in 2017 included net proceeds of $336.9 million, which was partly offset by an income tax payment of $124.2 million that related to the sale. The net cash inflow was $212.7 million. Excluding the results of the Innovyze sale, the cash flows used in investing activities would be $28.4 million higher. Cash outflows increased mainly because of a $26.5 million increase in property and equipment and software purchases and a $3.3 million increase in cash used for business acquisitions.

We are primarily a professional services organization, so we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $31.6 million year to date in 2017 compared to $58.1 million year to date in 2018. The increase mainly related to $25.5 million spent on leasehold improvements for our new Edmonton headquarters building.

In the Management’s Discussion and Analysis section in our 2017 Annual Report, we indicated that in 2018 we expected to spend approximately $31 million in software additions and approximately $120 million in property and equipment (which includes one-time costs of $72 million for leasehold improvements and office furniture and equipment for our new Edmonton headquarters building), excluding capital assets acquired from acquisitions. Our expectations regarding these expenditures have not changed.

Cash Flows (Used in) From Financing Activities

Cash flows from financing activities increased year to date in 2018 compared to the same period in 2017 due to a net $298.9 million increase in cash inflows from our revolving credit facility. This was partly offset by a $150 million repayment made on Tranche A of our term loan.

Management’s Discussion and Analysis June 30, 2018	M-27	Stantec Inc.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At June 30, 2018, our net debt to EBITDA ratio was 1.97, calculated on a trailing four-quarter basis. Our net debt to EBITDA ratio at December 31, 2017 was 1.16. This ratio was lower, compared to June 30, 2018 due to less debt and a higher trailing EBITDA at December 31, 2017 (resulting from the Innovyze sale recorded in Q2 17). There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

On June 27, 2018, Stantec amended its syndicated credit facilities (Credit Facility) which, subsequent to the amendment, consists of a senior revolving credit facility of a maximum of $800 million and senior term loans of $310 million in two tranches. Before the amendment, a third tranche (Tranche A) was drawn in Canadian funds of $150 million and was repaid on May 6, 2018.

The amendment changed certain terms and conditions, including making all the facilities unsecured and extending the maturity date of its revolving credit facility by five years and Tranches B and C of its term loans by four years and five years respectively. Additional funds can be accessed subject to approval and under the same terms and conditions. The amendment increased access to these additional funds from $200 million to $400 million.

The revolving credit facility expires on June 27, 2023, and may be repaid from time to time at our option and is available for future acquisitions, working capital needs, and general corporate purposes. Tranches B and C of the term loan were drawn in Canadian funds of $150 million (due June 27, 2022) and $160 million (due June 27, 2023) respectively.

The credit facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS measure)—from 0 to 150 for Canadian prime and US base rate loans, and from 100 to 250 for bankers’ acceptances, LIBOR advances, and letters of credit. Before the amendment, the basis points varied depending on our leverage ratio, from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2018, $198.5 million was available in our revolving credit facility for future activities.

We are subject to financial and operating covenants related to our credit facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. (Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of our 2017 Annual Report.)

We were in compliance with all of these covenants as at and throughout the period ended June 30, 2018.

Shareholders’ Equity

Share options exercised generated $5.2 million in cash during the first two quarters of 2018 compared to $4.4 million in cash generated during the first two quarters of 2017. Our Normal Course Issuer Bid on the TSX was renewed in 2017 and allows us to repurchase up to 2,278,747 of our common shares during the period November 14, 2017, to November 13, 2018. We believe that from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, repurchasing outstanding common

Management’s Discussion and Analysis June 30, 2018	M-28	Stantec Inc.

shares are an appropriate use of available Company funds. We repurchased 395,029 common shares at an average price of $32.39 per share for an aggregated price of $12.7 million during the first two quarters of 2018 compared to 465,713 common shares repurchased in the first two quarters of 2017 at an aggregate price of $14.4 million.

Other

Outstanding Share Data

At June 30, 2018, 113,852,947 common shares and 5,196,598 share options were outstanding. From July 1, 2018, to August 7, 2018, 12,098 share options were exercised and 10,857 share options were forfeited. At August 7, 2018, 113,865,045 common shares and 5,173,643 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations at June 30, 2018, on a discounted basis.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	892.7	42.3	25.1	824.9	0.4
Interest on debt	140.4	30.3	58.0	52.1	-
Bank indebtedness	21.7	21.7
Operating leases	1,081.3	197.9	329.5	231.0	322.9
Finance lease obligation	20.3	9.3	11.0	-	-
Purchase and service obligations	55.6	23.3	28.6	3.7	-
Other obligations	43.9	4.8	18.0	0.7	20.4

Total contractual obligations	2,255.9	329.6	470.2	1,112.4	343.7

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this report and notes 13 and 19 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2018.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our Long-Term Incentive Plan. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $14.9 million to the pension plans in 2018.

Off-Balance Sheet Arrangements

As of June 30, 2018, we had off-balance-sheet financial arrangements relating to letters of credit of $65.1 million that expire at various dates before July 2019. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees.

Management’s Discussion and Analysis June 30, 2018	M-29	Stantec Inc.

These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions.

As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At June 30, 2018, $754.9 million in bonds—expiring at various dates before February 2023—were issued under these surety facilities. This balance relates mainly to our construction business, which requires the use of construction and performance bonds. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default.

Financial Instruments and Market Risk

At June 30, 2018, the nature and extent of our use of financial instruments and the risks associated with these instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2017 Annual Report (incorporated here by reference).

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief practice and project officer (CPO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 25 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2018, and notes 14 and 35 of our audited consolidated financial statements for the year ended December 31, 2017 (included in our 2017 Annual Report and incorporated here by reference).

Outlook

The outlook for fiscal 2018 is based on our expectations described in our 2017 Annual Report in the Outlook section (incorporated here by reference). An update on our outlook targets described on pages M-10 to M-12 of the 2017 Annual Report is provided on page M-7 of this report.

We expect to achieve a long-term average annual compound growth rate for gross revenue of 15% through a combination of acquisition and organic growth. We expect organic gross revenue growth in 2018 to be in the low-to mid single digits, in line with global GDP growth. For 2018, we anticipate continued economic improvement in the United States; increased infrastructure spending in both Canada and the United States; a modest improvement in the energy and resource sectors compared to 2017; continued support for alternative project delivery (APD) methods, including public-private partnerships (P3s), in Canada, and increasing opportunities for APD in the United States; a moderate slowdown in the Canadian housing market offset by housing growth in the United States; and global economic growth.

Management expects the negative impacts from UK-based waste-to-energy and legacy US-based hard-bid projects are ending. However, we believe we are still exposed to liquidated damages and additional project cost risks associated with one UK waste-to-energy project. Revenues for US design-build contracts for a major manufacturer

Management’s Discussion and Analysis June 30, 2018	M-30	Stantec Inc.

are expected to be slightly lower for the remainder of the year compared to the same period in 2017. However, this revenue projection excludes potential opportunities and claim and insurance recoveries that we are pursuing.

On April 26, 2018, we initiated a strategic review of MWH Constructors, Stantec Treatment, and Slayden (“Constructors”), acquired with MWH Global Inc. in May 2016. As at August 7, 2018, we are making positive progress on our review and are in the process of evaluating ways to optimize the value of Constructors to provide the best prospects for employees, clients, and shareholders. We are in discussions with several interested external parties, and we anticipate the discussions will continue through Q3 18. We anticipate concluding our strategic review by the end of Q4 18.

We continue to make significant progress on the MWH integration. We have deployed key collaboration tools to the majority of our operations. We continue to evaluate and plan for the consolidation of our enterprise platforms, with the objective of streamlining where practical. We expect to consolidate our Australian, New Zealand operations to our business financial systems by the first half of 2019 and other global operations in the second half of 2019. Construction Services will not be integrated into Stantec’s Consulting Services platform and will continue to be reported as a separate segment of our business.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis section of our 2017 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q2 18 from those described in our 2017 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2017, audited consolidated financial statements (incorporated here by reference), except for the change in accounting estimates related to the adoption of IFRS 15 and IFRS 9, described in note 4 of our Q2 18 unaudited interim consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the two quarters ended June 30, 2018, there has been no significant change in our description of non-IFRS measures from that included in our 2017 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference). Backlog is defined under the new standard, IFRS 15, and the change to our definition is discussed in the Financial Performance section of this report.

Management’s Discussion and Analysis June 30, 2018	M-31	Stantec Inc.

Below is a reconciliation of net (loss) income to EBITDA and adjusted EBITDA, and a reconciliation of net (loss) income to adjusted net income and EPS to Adjusted EPS.

	Quarter Ended June 30, 2018			Quarter Ended June 30, 2017
(In millions of Canadian dollars, except per share amounts)	Consulting Services	Construction Services	Total	Consulting Services	Construction Services	Total

Net income (loss) for the period	60.0	(20.4)	39.6	102.6	(5.0)	97.6
Add back:
Income taxes	23.1	(5.5)	17.6	24.0	(1.9)	22.1
Net interest expense	6.4	0.3	6.7	5.8	0.4	6.2
Depreciation and amortization	28.3	2.1	30.4	30.3	2.0	32.3

EBITDA	117.8	(23.5)	94.3	162.7	(4.5)	158.2
Acquisition-related costs	0.2	-	0.2	0.1	-	0.1
Gain on sale of property and equipment	(0.1)	-	(0.1)	(0.2)	-	(0.2)
Gain on disposition of a subsidiary	-	-	-	(54.6)	-	(54.6)
Adjusted EBITDA	117.9	(23.5)	94.4	108.0	(4.5)	103.5

	Quarter Ended June 30, 2018			Quarter Ended June 30, 2017
(In millions of Canadian dollars, except per share amounts)	Consulting Services	Construction Services	Total	Consulting Services	Construction Services	Total

Net income (loss) for the period	60.0	(20.4)	39.6	102.6	(5.0)	97.6
Add back:
Amortization of intangible assets related to acquisitions (note 1)	5.7	1.2	6.9	10.0	0.8	10.8
Acquisition-related costs (note 2)	0.1	-	0.1	0.1	-	0.1
Gain on sale of property and equipment (note 3)	(0.1)	-	(0.1)	(0.1)	-	(0.1)
Gain on disposition of a subsidiary (note 4)	-	-	-	(50.5)	-	(50.5)

Adjusted net income (loss)	65.7	(19.2)	46.5	62.1	(4.2)	57.9

Weighted average number of shares outstanding - basic			113,877,678			114,045,875
Weighted average number of shares outstanding - diluted			113,987,518			114,355,587

Adjusted earnings (loss) per share
Adjusted earnings per share - basic	0.58	(0.17)	0.41	0.54	(0.03)	0.51
Adjusted earnings per share - diluted	0.58	(0.17)	0.41	0.54	(0.03)	0.51

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended June 30, 2018, is net of tax of $4.0 (2017 - $4.1).

note 2: For the quarter ended June 30, 2018, this amount is net of tax of $0.1 (2017 - nil).

note 3: For the quarter ended June 30, 2018, this amount is net of tax of nil (2017 - $0.1)

note 4: This gain relates to the sale of Innovyze in 2017.

Management’s Discussion and Analysis June 30, 2018	M-32	Stantec Inc.

	Two Quarters Ended June 30, 2018			Two Quarters Ended June 30, 2017
(In millions of Canadian dollars, except per share amounts)	Consulting Services	Construction Services	Total	Consulting Services	Construction Services	Total

Net income (loss) for the period	99.8	(23.4)	76.4	43.8	(4.2)	39.6
Add back:
Income taxes	37.8	(6.6)	31.2	126.4	(1.6)	124.8
Net interest expense	11.5	0.8	12.3	12.8	1.0	13.8
Depreciation and amortization	59.7	5.0	64.7	65.3	4.4	69.7

EBITDA	208.8	(24.2)	184.6	248.3	(0.4)	247.9
Acquisition-related costs	0.3	-	0.3	0.3	-	0.3
Gain on sale of property and equipment	(0.1)	-	(0.1)	(0.2)	-	(0.2)
Gain on disposition of a subsidiary	-	-	-	(54.6)	-	(54.6)
Adjusted EBITDA	209.0	(24.2)	184.8	193.8	(0.4)	193.4

	Two Quarters Ended June 30, 2018			Two Quarters Ended June 30, 2017
(In millions of Canadian dollars, except per share amounts)	Consulting Services	Construction Services	Total	Consulting Services	Construction Services	Total

Net income (loss) for the period	99.8	(23.4)	76.4	43.8	(4.2)	39.6
Add back:
Amortization of intangible assets related to acquisitions (note 1)	15.1	2.7	17.8	22.0	2.0	24.0
Acquisition-related costs (note 2)	0.2	-	0.2	0.2	-	0.2
Gain on sale of property and equipment (note 3)	(0.1)	-	(0.1)	(0.1)	-	(0.1)
Loss on disposition of a subsidiary (note 4)	-	-	-	40.0	-	40.0

Adjusted net income (loss)	115.0	(20.7)	94.3	105.9	(2.2)	103.7

Weighted average number of shares outstanding - basic			113,970,164			114,087,887
Weighted average number of shares outstanding - diluted			114,149,597			114,454,989

Adjusted earnings (loss) per share
Adjusted earnings per share - basic	1.01	(0.18)	0.83	0.93	(0.02)	0.91
Adjusted earnings per share - diluted	1.01	(0.18)	0.83	0.93	(0.02)	0.91

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the two quarters ended June 30, 2018, is $8.1 (2017 - $9.1).

note 2: For the two quarters ended June 30, 2018, $0.1 (2017 - $0.1)

note 3: For the two quarters ended June 30, 2018, nil (2017 - $0.1)

note 4: This gain relates to the sale of Innovyze in 2017.

Management’s Discussion and Analysis June 30, 2018	M-33	Stantec Inc.

Recent Accounting Pronouncements

Effective January 1, 2018, we adopted the following standards and amendments (further described in note 6 of our December 31, 2017, annual consolidated financial statements and note 4 of our June 30, 2018, unaudited interim consolidated financial statements):

●	IFRS 15 Revenue from Contracts with Customers (IFRS 15)

●	IFRS 9 Financial Instruments (IFRS 9)

●	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions (IFRS 2)

●	IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22)

●	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

The adoption of these new standards, amendments, interpretations and improvements did not have an impact on our disclosure controls and procedures, and our business activities, including debt covenants, key performance indicators and compensation plans. IFRS 15 and IFRS 9 resulted in updates to certain internal controls over financial reporting.

Adopting the amendments to IFRS 2 and IFRIC 22 and to Annual Improvements (2014-2016 Cycle) did not have an impact on our financial position or performance.

IFRS 15 Revenue from Contracts with Customers

The adoption of IFRS 15 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the after-tax cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts. We also elected to apply IFRS 15 only to contracts not completed at January 1, 2018, and to aggregate the effect of all contract modifications that occurred before January 1, 2018.

a)	Change in Accounting Policy and Impact on Financial Results

IFRS 15 sets out a five-step model for revenue recognition. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods and services.

On adoption of IFRS 15, the after-tax impact on opening retained earnings was as follows:

	Retained Earnings

(In millions of Canadian dollars)	Consulting Services	Construction Services	Consolidated

Contracts with multiple goods or services	-	(2.7)	(2.7)
Change orders and claims	(3.0)	(2.1)	(5.1)
Liquidated damages	-	(18.0)	(18.0)
Significant financing component	1.7	0.5	2.2
Deferred contract costs	-	(0.3)	(0.3)

Total impact of change in accounting policy, January 1, 2018	(1.3)	(22.6)	(23.9)

Contracts with multiple goods or services

Our contracts may include multiple goods or services. Previously, we may have segmented revenue recognition between the design, preconstruction, and construction phases of the contracts. Under IFRS 15, we account for goods and services as separate performance obligations if they are distinct—if a good or service is separately identifiable

Management’s Discussion and Analysis June 30, 2018	M-34	Stantec Inc.

from other items in the contract and if a customer can benefit from the good or service, either on its own or together with the resources that are readily available to the customer. The majority of our contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. In some cases, accounting for multiple goods and services as a single performance obligation impacts the timing and pattern of revenue recognition.

Change orders and claims

Change orders and claims against the customer were included in our revenue estimates when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue when we have an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, we consider the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Liquidated damages

Previously, liquidated damages were included in estimated contract costs when it was probable the penalties would be incurred and paid. Under IFRS 15, the estimated amount of revenue in exchange for providing goods or services includes reductions in revenue for penalties such as liquidated damages. When uncertainties exist, estimated revenue is recognized to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. In estimating variable consideration related to liquidated damages, a probability weighting of the range of probable outcomes is used.

Significant financing component

Holdbacks on long-term contracts were previously recognized at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Deferred contract costs

Certain contract fulfilment and mobilization costs were previously expensed as they were incurred. Under IFRS 15, these costs are deferred and capitalized in other assets when they relate directly to the contract or an anticipated contract and when they generate or enhance resources that will be used to satisfy performance obligations in the future. Deferred contract costs are typically amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. The deferral of contract costs also impacts the timing and pattern of revenue recognition.

Management’s Discussion and Analysis June 30, 2018	M-35	Stantec Inc.

b)	Impacts in Statement Presentation and Disclosure

Impacts on our financial statements

The following table summarizes the impacts of adopting IFRS 15 on the Company’s interim financial statements for the quarter ended June 30, 2018:

	June 30, 2018
(In millions of Canadian dollars)	As Reported	Increases (Decreases)	Before IFRS 15

Current assets
Unbilled receivables	445.1	119.0	564.1
Contract assets	89.3	(89.3)	-
Other assets	7.2	(2.9)	4.3

Non-current assets
Deferred tax assets	27.5	(3.0)	24.5
Other financial assets	186.6	(3.3)	183.3
Other assets	13.2	(2.0)	11.2

Current liabilities
Deferred revenue	181.0	(3.5)	177.5
Other liabilities	15.4	(0.5)	14.9

Non-current liabilities
Deferred tax liabilities	49.0	2.1	51.1

Shareholders’ equity
Retained earnings	958.7	19.8	978.5
Accumulated other comprehensive income	113.3	0.6	113.9

	For Two Quarters Ended June 30, 2018
		Increases	Before
(In millions of Canadian dollars, except per share amounts)	As Reported	(Decreases)	IFRS 15

Net income and other comprehensive income
Net income	76.4	(4.1)	72.3
Other comprehensive income	64.7	0.6	65.3
Total comprehensive income	141.1	(3.5)	137.6
Earnings per share (basic and diluted)	0.67	(0.04)	0.63

Presentation of contract balances

Certain balances in the consolidated statements of financial position were reclassified to comply with IFRS 15. Receivables related to contractual milestones or achievement of performance-based targets were included previously in unbilled receivables and now in contract assets. In addition, contract asset and contract liability balances (deferred revenue) are now presented on a net basis for each contract. This reclassification had no impact on opening retained earnings at January 1, 2018, the date of initial application.

Management’s Discussion and Analysis June 30, 2018	M-36	Stantec Inc.

IFRS 9 Financial Instruments

The adoption of IFRS 9 resulted in a change in accounting policies. We selected the modified retrospective approach, which resulted in the cumulative effect of adoption being recognized as an adjustment to opening retained earnings at January 1, 2018, the date of initial application. Comparative information was not restated and continues to be reported under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39).

a)	Change in Accounting Policy and Impact on Financial Results

IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities, including derecognition. The new standard includes a single expected credit loss (ECL) impairment model and a reformed approach to hedge accounting. Adopting IFRS 9 did not have a significant effect on our measurement of financial assets and liabilities, except for the treatment of modifications on long-term debt. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

The impact on equity (after tax) on adoption of IFRS 9 follows:

(In millions of Canadian dollars)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Increase in provision on financial assets and contract assets	(0.4)	-
Transaction costs on long-term debt	(0.4)	-

Total impact of change in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

For classifying and measuring financial assets, IFRS 9 criteria is different than IAS 39 criteria. In IFRS 9, financial instruments are classified based on two criteria: (1) a company’s business approach for managing financial assets and (2) whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a company’s objective is to receive cash flows from holding assets, receive cash flows from selling assets in a portfolio, or a combination of both.

On January 1, 2018, we assessed the business approach that applies to our financial assets and classified our financial assets into appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from assets available for sale to fair value through profit or loss (FVPL) at January 1, 2018; these investments cannot be classified at fair value through other comprehensive income (FVOCI) because their cash flows do not meet the SPPI criterion. The related unrealized gains of $0.9 million were transferred from other comprehensive income to retained earnings at January 1, 2018. Year-to-date unrealized gains relating to these investments totaled $0.1 million, and these were recognized in other (income) expense.

Provision on financial assets and contract assets

The previous incurred loss approach model under IAS 39 has been replaced with a forward-looking ECL model. Assets subject to the new ECL model include amounts receivable and debt investments carried at FVOCI. Amounts receivable include trade receivables, holdbacks, unbilled receivables, and contract assets. Debt investments include bonds that form part of our investments held in self-insured liabilities.

At December 31, 2017, we had $29.1 million of allowance for doubtful accounts on trade receivables. Of this allowance, $27.0 million related to provisions for revenue adjustments, such as price concessions for commercial

Management’s Discussion and Analysis June 30, 2018	M-37	Stantec Inc.

reasons, that reduced trade receivables and income before January 1, 2018. The remaining balance of $2.1 million related to our opening ECL at January 1, 2018.

IFRS 9 requires that an allowance for ECL be recorded based on either a 12-month ECL or a lifetime ECL. The standard permits the election of a simplified approach for receivables and contract assets. We established a provision matrix that is based on our historical credit loss experience and adjusted for forward-looking factors. As a result of applying the new ECL model on holdbacks, unbilled receivables, and contract assets, a $0.4 million increase in our provision was made to opening retained earnings on January 1, 2018.

We consider listed bonds as low credit risk because they have an investment grade credit rating with at least one major rating agency. As a result, the allowance is based on the 12-month expected loss, which is the portion of lifetime ECL resulting from default events on a financial instrument that are possible within 12 months after the reporting date. We consider a financial asset in default when contractual payments are 90 days past due.

Transaction costs on long-term debt

Under IFRS 9, amendments to financial liabilities that are considered modifications may require an immediate income impact at the modification date. The original debt would have to be derecognized and replaced with the present value of the modified debt instrument. Also, if costs or fees are incurred to change the terms, they would be adjusted to the carrying amount of the modified debt instrument and amortized over the remaining term. On transition, an adjustment of $0.4 million from past modifications made to our credit facilities was made to our opening retained earnings.

b)	Changes in Statement Presentation and Disclosure

The reclassification of financial instruments on adoption of IFRS 9 did not result in any measurement changes.

Additional disclosures required on adoption of IFRS 9 included an aging analysis of gross trade receivables and the expected loss rate and loss provisions recognized for each aging category. A reconciliation is required between opening and closing ECL for changes in the provisions recorded during the period.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our June 30, 2018, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management’s Discussion and Analysis June 30, 2018	M-38	Stantec Inc.

Risk Factors

For the two quarters ended June 30, 2018, there has been no significant change in our risk factors from those described in our 2017 Annual Report; the risk factors are incorporated here by reference.

Subsequent Event

Dividends

On August 7, 2018, we declared a dividend of $0.1375 per share, payable on October 11, 2018, to shareholders of record on September 28, 2018.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2018 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

●

The discussion of our goals in the Core Business and Strategy and Outlook sections, including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, to provide divided returns for our shareholders, to capitalize on strategic opportunities, and to grow our market presence

●	Our 2018 target ranges and expectations for certain measures in the Results Compared to 2018 Targets section of this report

●	Our belief that we will achieve our annual targets for Consulting Services by the end of fiscal 2018

●	Our belief in our ability to recover costs on a significant portion of cost overruns on certain legacy projects

●	Our expectation that performance in our Buildings operations will improve over the remainder of 2018

●	Our expectation that performance in our Environmental Services business will improve over the remainder of 2018

●	Our expectation that margins will continue an upward trend during the upcoming construction inspection season in our Infrastructure business operating unit

●

Our expectation that we will complete the consolidation of our Australian and New Zealand operations to our business financial systems by the first half of 2019 and other global operations in the second half of 2019

●	Our belief that we will conclude our strategic review of Constructors by the end of Q4 18

●	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions that we operate in

Management’s Discussion and Analysis June 30, 2018	M-39	Stantec Inc.

●

Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model

●	Our expectations on capital expenditures, software additions, amortization expenses for intangible assets, and effective tax rate for 2018

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended June 30, 2018, there has been no significant change in our risk factors from those described in our 2017 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2018 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2018 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2017 Annual Report. The following information updates and, therefore, supersedes those assumptions.

●

As stated in our 2017 Annual Report, the World Bank forecasted 2.9% GDP growth for the global economy, the Bank of Canada projected 2.1% GDP growth for Canada, and the Congressional Budget Office forecasted 2.2% GDP growth for the United States. The GDP forecasts for 2018 have since been revised to 3.1% for the global economy, 2.0% for Canada, and 3.0% for the United States.

●

In our 2017 Annual Report, management assumed the Canadian dollar would be relatively stable compared to 2017 and used an average value of US$0.77 in 2018. The average value for the two quarters ended June 30, 2018, is US$0.78.

●

In our 2017 Annual Report, management assumed the overnight interest rate target in Canada would increase and the US Federal Reserve would gradually increase the federal funds rate. Therefore, management assumed that the average interest rates would rise slightly in 2018 compared to 2017. The average interest rate for our revolving credit facilities and term loan was 3.48% at June 30, 2018, compared to 3.20% at December 31, 2017.

●

In our 2017 Annual Report, the seasonally adjusted annual rate of total housing starts in the United States was expected to increase to 1,255,000 units in 2018 from the expected 1,191,000 units in 2017. This forecast has since been revised upwards to an expected 1,287,000 units in 2018 from an actual 1,208,000 units in 2017.

Management’s Discussion and Analysis June 30, 2018	M-40	Stantec Inc.

●

As stated in our 2017 Annual Report, the US Energy Information Administration forecasted the price of WTI crude oil to average $52.77 in 2018 compared to an expected $50.56 in 2017 and US crude oil production to average 10.0 million barrels a day in 2018 compared to an expected 9.2 million barrels a day in 2017. These forecasts have since been revised to an expected average of $65.95 in 2018 compared to an actual $50.79 in 2017, and US crude oil production is expected to average 10.8 million barrels a day in 2018 compared to an actual 9.4 million barrels a day in 2017.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of August 7, 2018, and, accordingly, are subject to change after that date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2018, our current practice is to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2018	M-41	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	Notes	June 30 2018 $	December 31 2017 $

ASSETS
Current
Cash and cash equivalents	7	216.5	239.5
Cash in escrow	7	5.7	7.9
Trade and other receivables	8	846.1	816.1
Unbilled receivables		445.1	414.8
Contract assets		89.3	-
Income taxes recoverable		47.4	61.6
Prepaid expenses		51.1	54.3
Other financial assets	11	13.2	9.3
Other assets	12	7.2	4.7
Total current assets		1,721.6	1,608.2
Non-current		253.1
Property and equipment			212.6
Goodwill	9	1,640.6	1,556.6
Intangible assets	10	269.2	262.4
Investments in joint ventures and associates		12.3	11.9
Net employee defined benefit asset		16.9	12.7
Deferred tax assets		27.5	23.2
Other financial assets	11	186.6	186.1
Other assets	12	13.2	9.4

Total assets		4,141.0	3,883.1

LIABILITIES AND EQUITY
Current		21.7
Bank indebtedness	7		-
Trade and other payables		720.3	704.6
Deferred revenue		181.0	187.4
Income taxes payable		2.1	11.0
Long-term debt	13	51.2	198.2
Provisions	14	25.9	28.1
Other financial liabilities		1.5	4.0
Other liabilities	15	15.4	22.2
Total current liabilities		1,019.1	1,155.5
Non-current		19.2	18.3
Income taxes payable
Long-term debt	13	860.3	541.4
Provisions	14	85.8	81.7
Net employee defined benefit liability		28.1	31.2
Deferred tax liabilities		49.0	54.6
Other financial liabilities		7.7	9.1
Other liabilities	15	92.9	92.0

Total liabilities		2,162.1	1,983.8

Shareholders’ equity		881.8
Share capital	16		878.2
Contributed surplus		22.8	21.5
Retained earnings		958.7	947.1
Accumulated other comprehensive income		113.3	49.5

Total shareholders’ equity		1,976.6	1,896.3

Non-controlling interests		2.3	3.0

Total liabilities and equity		4,141.0	3,883.1

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In millions of Canadian dollars, except per share amounts)	Notes	2018 $	2017 $	2018 $	2017 $

Gross revenue		1,358.2	1,318.6	2,639.9	2,594.9
Less subconsultant/subcontractor and other direct expenses		450.4	430.2	855.5	835.7

Net revenue		907.8	888.4	1,784.4	1,759.2
Direct payroll costs	22	442.6	412.7	861.7	814.5

Gross margin		465.2	475.7	922.7	944.7
Administrative and marketing expenses	5,16,22	375.6	373.7	737.2	751.0
Depreciation of property and equipment		12.9	13.6	25.6	27.5
Amortization of intangible assets	10	17.5	18.7	39.1	42.2
Net interest expense		6.7	6.2	12.3	13.8
Other net finance expense		0.4	1.4	2.0	3.6
Share of income from joint ventures and associates		(0.4)	(1.3)	(0.7)	(2.0)
Foreign exchange (gain) loss		(0.9)	(1.0)	1.3	0.2
Gain on disposition of a subsidiary	6	-	(54.6)	-	(54.6)
Other income	23	(3.8)	(0.7)	(1.7)	(1.4)

Income before income taxes		57.2	119.7	107.6	164.4

Income taxes
Current		22.2	18.9	36.1	28.4
Current tax on disposition of subsidiary	6	-	124.1	-	124.1
Deferred		(4.6)	(1.0)	(4.9)	1.8
Deferred tax on disposition of subsidiary	6	-	(119.9)	-	(29.5)

Total income taxes		17.6	22.1	31.2	124.8

Net income for the period		39.6	97.6	76.4	39.6

Weighted average number of shares outstanding - basic		113,877,678	114,045,875	113,970,164	114,087,887

Weighted average number of shares outstanding - diluted		113,987,518	114,355,587	114,149,597	114,454,989

Shares outstanding, end of the period		113,852,947	113,816,504	113,852,947	113,816,504

Earnings per share
Basic		0.35	0.86	0.67	0.35

Diluted		0.35	0.85	0.67	0.35

See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
(In millions of Canadian dollars)	2018 $	2017 $	2018 $	2017 $

Net income for the period	39.6	97.6	76.4	39.6

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations	12.4	(65.7)	64.0	(81.3)
Realized exchange difference on disposition of a subsidiary	-	13.8	-	13.8
Net unrealized gain on FVOCI financial assets	(0.1)	(0.9)	0.7	1.0
Net realized gain on FVOCI financial assets transferred to income	-	(0.5)	-	(0.6)
Income tax effect on available-for-sale financial assets	-	-	-	(0.1)

Other comprehensive income (loss) for the period, net of tax	12.3	(53.3)	64.7	(67.2)

Total comprehensive income (loss) for the period, net of tax	51.9	44.3	141.1	(27.6)

See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 16)	Share Capital (note 16)	Contributed Surplus (note 16)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2016	114,081,229	871.8	18.7	917.9	167.3	1,975.7

Net income				39.6		39.6
Other comprehensive loss					(67.2)	(67.2)
Total comprehensive income (loss)				39.6	(67.2)	(27.6)
Share options exercised for cash	200,988	4.4				4.4
Share-based compensation expense			2.2			2.2
Shares repurchased under Normal Course Issuer Bid (note 16)	(465,713)	(3.6)	(0.1)	(10.7)		(14.4)
Reclassification of fair value of share
options previously expensed		1.1	(1.1)			-
Dividends declared (note 16)				(28.5)		(28.5)

Balance, June 30, 2017	113,816,504	873.7	19.7	918.3	100.1	1,911.8

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy (notes 4a, 4b)		-	-	(23.8)	(0.9)	(24.7)

Adjusted balance, January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6

Net income				76.4		76.4
Other comprehensive income					64.7	64.7
Total comprehensive income				76.4	64.7	141.1
Share options exercised for cash	256,300	5.2				5.2
Share-based compensation expense			2.7			2.7
Shares repurchased under Normal Course Issuer Bid (note 16)	(395,029)	(3.0)		(9.7)		(12.7)
Reclassification of fair value of share
options previously expensed		1.4	(1.4)			-
Dividends declared (note 16)				(31.3)		(31.3)

Balance, June 30, 2018	113,852,947	881.8	22.8	958.7	113.3	1,976.6

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended June 30		For the two quarters ended June 30

(In millions of Canadian dollars)	Notes	2018 $	2017 $	2018 $	2017 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		1,319.9	1,291.8	2,585.8	2,579.8
Cash paid to suppliers		(591.2)	(548.1)	(1,301.1)	(1,203.6)
Cash paid to employees		(625.1)	(613.1)	(1,284.3)	(1,260.2)
Interest received		0.7	1.4	1.5	2.1
Interest paid		(7.0)	(7.5)	(13.2)	(14.6)
Finance costs paid		(2.9)	(2.0)	(4.2)	(4.1)
Income taxes paid		(15.4)	(20.6)	(29.3)	(25.7)
Income taxes recovered		3.1	1.8	4.0	2.4

Cash flows from (used in) operating activities	24	82.1	103.7	(40.8)	76.1

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(31.1)	(17.7)	(52.2)	(48.9)
Cash in escrow		7.1	-	-	-
Investments in joint ventures and associates		(2.4)	-	(2.4)	-
Dividend distributions from investments in joint ventures and associates		0.2	0.5	0.4	1.5
Purchase (proceeds) of investments held for self-insured liabilities		(1.9)	-	0.1	(1.6)
Decrease (Increase) in other financial assets		0.1	(0.8)	-	(0.6)
Proceeds from lease inducements		0.1	0.7	5.0	2.1
Proceeds on disposition of a subsidiary, net of cash sold		-	336.9	-	336.9
Income taxes paid on disposition of subsidiary		-	(124.2)	-	(124.2)
Purchase of intangible assets		(2.7)	(1.9)	(5.7)	(3.0)
Purchase of property and equipment		(31.4)	(14.0)	(52.4)	(28.6)
Proceeds on disposition of property and equipment		0.3	0.4	0.4	0.7

Cash flows (used in) from investing activities		(61.7)	179.9	(106.8)	134.3

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		(98.4)	(364.2)	(98.4)	(364.2)
Proceeds from revolving credit facility		235.1	122.9	397.3	202.5
Repayment of term loan		(150.0)	-	(150.0)	-
Payment of finance lease obligations	10	-	-	(13.2)	(11.0)
Repurchase of shares for cancellation	16	(3.8)	(14.4)	(12.7)	(14.4)
Proceeds from issue of share capital		1.5	1.9	5.2	4.4
Payment of dividends to shareholders	16	(15.7)	(14.3)	(30.0)	(27.1)

Cash flows (used in) from financing activities	24	(31.3)	(268.1)	98.2	(209.8)

Foreign exchange (loss) gain on cash held in foreign currency		(0.2)	(6.0)	4.7	(8.0)

Net (decrease) increase in cash and cash equivalents		(11.1)	9.5	(44.7)	(7.4)
Cash and cash equivalents, beginning of the period		205.9	194.0	239.5	210.9

Cash and cash equivalents, end of the period	7	194.8	203.5	194.8	203.5

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-7

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-16

6	Disposition of a Subsidiary	F-19

7	Cash and Cash Equivalents	F-20

8	Trade and Other Receivables	F-20

9	Goodwill	F-21

10	Intangible Assets	F-22

11	Other Financial Assets	F-23

12	Other Assets	F-24

13	Long-Term Debt	F-24

14	Provisions	F-26

15	Other Liabilities	F-27

16	Share Capital	F-28

17	Fair Value Measurements	F-30

18	Financial Instruments	F-31

19	Capital Management	F-33

20	Income Taxes	F-34

21	Revenue	F-34

22	Employee Costs	F-35

23	Other Income	F-36

24	Cash Flow Information	F-36

25	Related-Party Disclosures	F-37

26	Segmented Information	F-37

27	Events after the Reporting Period	F-40

28	Comparative Figures	F-40

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the two quarters ended June 30, 2018, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on August 7, 2018. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the two quarters ended June 30, 2018, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2017, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2017, except for adoption of the following (described in note 4):

•	IFRS 15 Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9 Financial Instruments (IFRS 9)
•	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration
•	Annual Improvements (2014-2016 Cycle) related to IAS 28 Investments in Associates and Joint Ventures

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2017, annual consolidated financial statements, except for the adoption of new standards as described in note 4.

These consolidated financial statements are presented in Canadian dollars, and all values, including US dollars, are rounded to the nearest million ($000,000), except where otherwise indicated.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at June 30, 2018.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at June 30, 2018. All intercompany balances are eliminated. Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-7	Stantec Inc.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the modified retrospective approach. As a result, the after-tax cumulative effect of initially applying IFRS 15 was recognized as an adjustment to the opening retained earnings at January 1, 2018. Comparative information has not been restated and continues to be reported under IAS 18 Revenue and IAS 11 Construction Contracts.

The Company used the practical expedient to apply IFRS 15 only to contracts not completed at January 1, 2018. In addition, the Company used the practical expedient to reflect the aggregate effect of all contract modifications that occurred before January 1, 2018, for the purposes of identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations.

The details of the Company’s significant accounting policies, significant accounting judgments, estimates, and assumptions, and the quantitative impact of significant changes are disclosed below.

Summary of significant accounting policies

Revenue recognition

The Company generates revenue from consulting and construction contracts in which goods or services are typically provided over time. Revenue is measured based on the consideration the Company expects to be entitled to in exchange for providing goods and services, excluding discounts, duty, and taxes collected from clients, which are reimbursable to government authorities.

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenses that are recoverable directly from clients. The recoverable amounts of these direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. In general, the Company acts as a principal in its revenue arrangements because it obtains control of the goods or services before they are provided to the customer.

Most of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and therefore is not distinct. The Company’s contracts may include multiple goods or services that are accounted for as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from it. If a contract has multiple performance obligations, the consideration in the contract is allocated to the separate performance obligations based on estimates of stand-alone selling prices.

The Company transfers control of the goods or services it provides to clients over time and therefore recognizes revenue progressively as the services are performed. Revenue from fixed-fee and variable-fee-with-ceiling contracts, including contracts in which the Company participates through joint arrangements, is recognized based on the percentage of completion method. Under this method, the stage of completion is measured using costs incurred to date as a percentage of total estimated costs for each contract and the percentage of completion is applied to total estimated revenue. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred based on the amount that the Company has a right to invoice.

The timing of revenue recognition, billings, and cash collections results in trade and other receivables, holdbacks, unbilled receivables, contract assets, and deferred revenue (contract liabilities) in the consolidated statements of financial position. Amounts are typically invoiced as work progresses in accordance with agreed-upon contractual

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-8	Stantec Inc.

terms, either at periodic intervals or when contractual milestones are achieved. Receivables represent amounts currently due from customers—trade and other receivables and holdbacks consist of invoiced amounts, and unbilled receivables consist of work in progress that has not yet been invoiced to clients. Contract assets represent unbilled amounts where the right to payment is subject to more than merely the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to receivables when the right to consideration becomes unconditional. Deferred revenue (contract liabilities) represents amounts that have been invoiced to clients but not yet recognized as revenue, including advance payments and billings in excess of revenue. Deferred revenue is recognized as revenue when (or as) the Company performs under the contract.

Revenue is adjusted for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Advance payments and holdbacks typically do not result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all of its obligations under the contract.

Deferred contract costs

Contract costs are typically expensed as incurred. Contract costs are deferred if the costs are expected to be recoverable and if either of the following criteria is met:

•	The costs of obtaining the contract are incremental or explicitly chargeable to the customer
•	The fulfillment costs relate directly to the contract or an anticipated contract and generate or enhance the Company’s resources that will be used in satisfying performance obligations in the future

Deferred contract costs are included in other assets in the consolidated statements of financial position and amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. Amortization of deferred contract costs is included in other direct expenses in the consolidated statements of income.

Significant accounting judgments, estimates, and assumptions

Revenue recognition

The Company accounts for its revenue from fixed-fee and variable-fee-with-ceiling contracts using the percentage of completion method, which requires estimates to be made for contract costs and revenues.

Contract costs include direct labor, direct materials, and direct costs for subconsultants, subcontractors, and other expenditures that are recoverable directly from clients. Progress on jobs is regularly reviewed by management and estimated costs to complete are revised based on the information available at the end of each reporting period. Contract costs estimates are based on various assumptions that can result in a change to contract profitability from one financial reporting period to another, including labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, the performance of material suppliers to deliver on time, the performance of subconsultants and subcontractors, differing site conditions (to the extent that contract remedies are unavailable), unusual weather conditions, and the accuracy of original bid estimates. Estimating total costs is subjective and requires management’s best judgments based on the information available at that time.

On an ongoing basis, estimated revenue is updated to reflect the amount of consideration the Company expects to be entitled to in exchange for providing goods and services. Revenue estimates are affected by various uncertainties that depend on the outcome of future events, including change orders, claims, variable consideration, and contract provisions for performance-based incentives or penalties.

Change orders and claims against the customer for items such as customer-caused delays, errors in specifications or design, and other causes of unanticipated costs are included in estimated revenue when management believes the Company has an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. Claims against other parties, including subcontractors and subconsultants, are recognized as a reduction in costs using the same criteria. To evaluate these criteria, management considers the contractual or legal basis for the change order or claim, the cause of any additional costs incurred, and the history of favorable negotiations for similar amounts. As claims are not recognized until

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-9	Stantec Inc.

highly probable, it is possible for the Company to have substantial contract costs recognized in one accounting period with associated revenue or reductions in cost recognized in a later period.

The Company’s contracts may include variable consideration such as revenue based on costs incurred and performance-based incentives or penalties, including liquidated damages. Variable consideration is estimated by determining the most likely amount the Company expects to be entitled to, unless the contract includes a range of possible outcomes for performance-based amounts. In that case, the expected value is determined using a probability weighting of the range of possible outcomes. Variable consideration, including change orders approved as to scope but unapproved as to price, is included in estimated revenue to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience, anticipated performance, and management’s best judgment based on the information available at the time.

Consideration in contracts with multiple performance obligations is allocated to the separate performance obligations based on estimates of stand-alone selling prices. The primary method used to estimate the stand-alone selling price is expected cost plus an appropriate margin. To determine the appropriate margin, management considers margins for comparable services under similar contracts in similar markets.

Deferred contract costs are amortized over the period of expected benefit, which may include anticipated contracts. Estimating the costs to be deferred and the period of expected benefit is subjective and requires the use of management’s best judgments based on information available at that time.

Changes in estimates are reflected in the period in which the circumstances that gave rise to the change became known and affect the Company’s revenue, unbilled receivables, contract assets, and deferred revenue.

Quantitative impact of significant changes

On the adoption of IFRS 15, the after-tax impact on retained earnings is as follows:

		Retained Earnings

	Consulting Services $	Construction Services $	Consolidated $

Contracts with multiple goods or services	-	(2.7)	(2.7)
Change orders and claims	(3.0)	(2.1)	(5.1)
Liquidated damages	-	(18.0)	(18.0)
Significant financing component	1.7	0.5	2.2
Deferred contract costs	-	(0.3)	(0.3)

Total impact of change in accounting policy, January 1, 2018	(1.3)	(22.6)	(23.9)

Contracts with multiple goods or services

The Company’s contracts may include multiple goods or services. Previously, the Company may have segmented revenue recognition between the design, preconstruction, and construction phases of its contracts. Under IFRS 15, the Company accounts for goods and services as separate performance obligations if they are distinct—if a good or service is separately identifiable from other items in the contract and if a customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer. The majority of the Company’s contracts include a single performance obligation because the promise to transfer the individual goods or services is not separately identifiable from other promises in the contract and, therefore, is not distinct. In some cases, accounting for multiple goods and services as a single performance obligation impacts the timing and pattern of revenue recognition.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-10	Stantec Inc.

Change orders and claims

The Company previously included change orders and claims against the customer in estimated revenue at completion when it was probable the customer would approve or accept the amount and it could be reliably measured. Under IFRS 15, change orders and claims against the customer are included in estimated revenue at completion when management believes the Company has an enforceable right to the change order or claim, the amount can be estimated reliably, and realization is highly probable. To evaluate these criteria, management considers the cause of any additional costs incurred, the contractual or legal basis for additional revenue, and the history of favorable negotiations for similar amounts.

Liquidated damages

The Company previously included liquidated damages in estimated contract costs when it was probable the penalties would be incurred and paid. Under IFRS 15, the Company estimates the amount of revenue it expects to be entitled to in exchange for providing goods or services, including reductions in revenue for penalties such as liquidated damages. When uncertainties exist, estimated revenue is recognized to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. In estimating variable consideration related to liquidated damages, management considers a probability weighting of the range of probable outcomes.

Significant financing component

The Company previously recognized holdbacks on long-term contracts at their discounted present value. Under IFRS 15, holdbacks do not typically result in a significant financing component because the intent is to provide protection against the failure of one party to adequately complete some or all obligations under the contract. As a result, holdbacks on long-term contracts are no longer discounted.

Deferred contract costs

The Company previously expensed certain contract fulfillment and mobilization costs as incurred. Under IFRS 15, these costs are deferred when they relate directly to the contract or an anticipated contract and when they generate or enhance Company resources that will be used to satisfy performance obligations in the future. Deferred contract costs are typically amortized over the period of expected benefit using the percentage of completion applied to estimated revenue. The deferral of contract costs also impacts the timing and pattern of revenue recognition.

Presentation of contract balances

The Company reclassified certain amounts in the consolidated statements of financial position to comply with IFRS 15. Amounts that will be billed based on contractual milestones or on achievement of performance-based targets that were previously presented as unbilled receivables are now included in contract assets. In addition, contract asset and deferred revenue balances are now presented on a net basis for each contract. This reclassification had no impact on shareholders’ equity as of January 1, 2018.

Impacts on financial statements

The following tables summarize the impacts of adopting IFRS 15 in the Company’s consolidated financial statements as of June 30, 2018, and for the first two quarters of 2018.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-11	Stantec Inc.

Consolidated statement of financial position

	June 30, 2018
	As Reported $	Increase (Decrease) $	Before IFRS 15 $

Current assets
Unbilled receivables	445.1	119.0	564.1
Contract assets	89.3	(89.3)	-
Other assets	7.2	(2.9)	4.3

Non-current assets
Deferred tax assets	27.5	(3.0)	24.5
Other financial assets	186.6	(3.3)	183.3
Other assets	13.2	(2.0)	11.2

Current liabilities
Deferred revenue	181.0	(3.5)	177.5
Other liabilities	15.4	(0.5)	14.9

Non-current liabilities
Deferred tax liabilities	49.0	2.1	51.1

Shareholders’ equity
Retained earnings	958.7	19.8	978.5
Accumulated other comprehensive income	113.3	0.6	113.9

Consolidated statements of income and comprehensive income (loss)

	For the two quarters ended June 30, 2018
	As Reported $	Increase (Decrease) $	Before IFRS 15 $

Net income
Gross revenue	2,639.9	(5.7)	2,634.2
Subconsultant/subcontractor and other direct expenses	855.5	(0.7)	854.8
Net interest expense	12.3	0.3	12.6
Total income taxes	31.2	(1.2)	30.0
Net income for the period	76.4	(4.1)	72.3

Comprehensive income (loss)
Exchange differences on translation of foreign operations	64.0	0.6	64.6
Other comprehensive income for the period, net of tax	64.7	0.6	65.3
Total comprehensive income for the period, net of tax	141.1	(3.5)	137.6

Earnings per share
Basic	0.67	(0.04)	0.63
Diluted	0.67	(0.04)	0.63

b) Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (IFRS 9), resulting in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with its transitional provision, IFRS 9 was adopted on a modified retrospective basis. Comparative figures were not restated and continue to be reported under IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 introduces new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. The new standard includes a single expected-loss impairment model and a reformed approach to hedge accounting. The adoption of IFRS 9 did not have a significant effect on the Company’s

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-12	Stantec Inc.

measurement of financial assets and liabilities. IFRS 9 replaces IAS 39 and significantly amends other standards dealing with financial instruments, such as IFRS 7 Financial Instruments: Disclosures.

Summary of significant accounting policies

Classification and measurement

Financial assets are initially recognized at fair value plus directly attributable transaction costs, except for financial assets at fair value through profit and loss (FVPL), for which transaction costs are expensed.

Subsequent measurement of financial assets under IFRS 9 is at fair value through profit or loss, amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business approach for managing the financial assets and whether the instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the SPPI criterion). The business approach considers whether a Company’s objective is to receive cash flows from holding assets, from selling assets in a portfolio, or a combination of both.

•

Amortized cost: Assets held for collection of contractual cash flows—when they meet the SPPI criterion—are measured at amortized cost. Items in this category include cash and cash equivalents, cash in escrow, receivables, and other financial assets.

•

FVOCI: Assets held within a business approach both to collect cash flows and sell the assets—when they meet the SPPI criterion—are measured at FVOCI. Bonds held for self-insured liabilities are included in this category. Movements in the carrying amount are reported in other comprehensive income (except impairments) until disposed of; at this time, the realized gains and losses are recognized in finance income. Interest income from these financial assets is included in finance income using the effective interest rate method. Impairment and foreign exchange gains and losses are reported in income.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL with realized and unrealized gains and losses reported in other income (expense). Equity securities held for self-insured liabilities are included in this category.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Under IFRS 9, derivatives embedded in contracts—when the host is a financial asset within the scope of the standard—are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Impairment under IFRS 9

The adoption of IFRS 9 changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL). The Company has two types of assets subject to the new ECL model:

•	Amounts receivable, including trade and other receivables, unbilled receivables, contract assets, and holdbacks
•	Debt investments carried at FVOCI (bonds that form part of the Company’s investments held in self-insured liabilities)

IFRS 9 requires the Company to record an allowance for ECL based on a 12-month ECL or lifetime ECL. Assets within the scope of IFRS 9 that are considered to have low credit risk have an impairment provision recognized during the period limited to 12-months ECLs. However, when credit risk has increased significantly since origination, the allowance will be based on the lifetime ECL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive.

For trade and other receivables, unbilled receivables, contract assets, and holdbacks, the Company applies the simplified approach permitted by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition. The Company established a provision matrix based on its historical credit loss experience and adjusted for forward-looking factors. This change and the impact on retained earnings is described below.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-13	Stantec Inc.

For listed bonds, management considers them “low credit risk” since they are investment grade credit rating with at least one major rating agency. As a result, the allowance is based on the 12-month expected loss which is the portion of lifetime ECL that results from default events on a financial instrument that are possible within 12 months after the reporting date. The Company considers a financial asset in default when contractual payments are 90 days past due.

Quantitative impact of significant changes

On the adoption of IFRS 9, the impact on equity (after-tax) is as follows:

	Retained Earnings $	Accumulated Other Comprehensive Loss $

Reclassify equity securities from available-for-sale (AFS) to FVPL	0.9	(0.9)
Increase in provision on financial assets and contract assets	(0.4)	-
Transaction costs on long-term debt	(0.4)	-

Total impact of changes in accounting policy, January 1, 2018	0.1	(0.9)

Reclassifications of financial assets

On January 1, 2018, the Company assessed the business approach that applies to its financial assets and has classified its financial instruments into appropriate IFRS 9 categories. Certain investments in equity securities were reclassified from AFS to FVPL ($49.4) at January 1, 2018, since they do not meet the criteria to be classified at FVOCI because their cash flows do not meet the SPPI criterion. Related unrealized gains of $0.9 were transferred from other comprehensive income to retained earnings at January 1, 2018.

Provision on financial assets and contract assets

As a result of applying the new ECL model on holdbacks, unbilled receivables, and contract assets, the Company recorded a $0.4 reduction to retained earnings (net of tax of $0.1).

Transaction costs on long-term debt

Under IFRS 9, amendments to financial liabilities which are considered modifications may require an immediate income impact at the modification date. The original debt would have to be derecognized and replaced with the present value of the modified debt instrument. As well, if costs or fees are incurred to change the terms, they would be adjusted to the carrying amount of the modified debt instrument and amortized over the remaining term. On transition to IFRS 9, an adjustment of $0.4 from past modifications on the Company’s revolver facility was made to retained earnings.

Total impact on financial assets

On the date of initial application, financial assets of the Company were as follows, with any reclassifications noted:

Measurement Category

	2017	2018

Current financial assets
Cash and cash equivalents and cash in escrow	FVPL	Amortized cost
Receivables and other current financial assets	Amortized cost	Amortized cost
Non-current financial assets
Investments held for self-insured liabilities (equity securities)	FVOCI	Mandatorily at FVPL
Investments held for self-insured liabilities (bonds)	FVOCI	FVOCI
Holdbacks on long-term contracts	Amortized cost	Amortized cost
Indemnifications	FVPL	FVPL
Other financial assets	Amortized cost	Amortized cost

The reclassifications of financial instruments on adoption of IFRS 9 did not result in any measurement changes.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-14	Stantec Inc.

c) Other Recent Adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2018. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

•

In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), and IAS 28 Investments in Associates and Joint Ventures (IAS 28).

•

In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation: IFRIC 22. This interpretation clarifies that for non-monetary assets and non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising from an advance consideration.

d) Future adoptions

Listed below are the standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time, unless specifically mentioned below.

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) to introduce a single lease accounting model. It requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the value of the underlying asset is low. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17 Leases (IAS 17). The Company will apply IFRS 16 effective January 1, 2019. The Company intends to select the modified retrospective approach and recognize the cumulative effect of adoption in opening retained earnings on January 1, 2019.

The Company has performed a preliminary assessment and believes that the most significant impact will relate to the accounting for operating leases associated with real estate leases. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to the statement of financial position due to recognizing the present value of unavoidable future lease payments as lease assets and lease liabilities. The Company continues to assess the expected impact of this change on its existing accounting processes and controls.

Other future adoptions

•

In June 2017, IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates. This interpretation is effective January 1, 2019, retrospectively, subject to certain exceptions.

•

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-15	Stantec Inc.

•

In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied. These amendments are effective on or after January 1, 2019, retrospectively, subject to certain exceptions, with earlier application permitted.

•

In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs. These amendments are effective on or after January 1, 2019, with earlier application permitted.

•

In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period. The amendments are effective January 1, 2019, with earlier application permitted.

•

In March 2018, the IASB issued the revised Conceptual Framework for financial reporting, which includes revised definitions of an asset and a liability as well as new guidance on measurement and derecognition, presentation, and disclosure. The amendments have an effective date of January 1, 2020, for companies that use the framework to develop accounting policies when no IFRS applies to a transaction.

5. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements have been prepared and accepted by the Company, after detailed project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. Preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase or decrease of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price but are expensed as compensation when services are provided by the employees.

Acquisitions in 2017

During 2017, the Company acquired all the shares and business of RNL Facilities Corporation (RNL) and acquired certain assets and liabilities of Inventrix Engineering, Inc. (Inventrix) and North State Resources, Inc. (NSR).

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. At June 30, 2018, management finalized the fair value assessments of assets and liabilities acquired from Inventrix and RNL. There were no material measurement period adjustments recorded in the period ended June 30, 2018.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-16	Stantec Inc.

Acquisitions in 2018

On March 23, 2018, the Company acquired all the shares and business of ESI Limited (ESI) for cash consideration and notes payable. ESI, based in Shrewsbury, England, has additional offices in Reading, England and Cardiff, Wales. ESI has capabilities in groundwater, land, and sustainable development. This addition enhances the Company’s Consulting Services – Global group of cash generating units (CGUs).

On March 30, 2018, the Company acquired certain assets and liabilities of Occam Engineers Inc. (OEI) for cash consideration and notes payable. OEI, based in Albuquerque, New Mexico, has additional offices in Santa Fe, Roswell, Artesia, Las Cruces, Silver City, and Tucumcari in New Mexico and an office in Houston, Texas. OEI provides expertise in civil engineering, public works, transportation, development engineering, planning and feasibility, program management, water resources, and value analysis. This addition enhances the Company’s Consulting Services – United States CGU.

On April 1, 2018, the Company acquired all the shares and business of Traffic Design Group Limited (TDG) for cash consideration and notes payable. TDG is a transportation planning and traffic engineering design firm based in Wellington, New Zealand, with additional offices in Auckland, Tauranga, Hamilton, Napier, Wanganui, Nelson, Christchurch, and Queenstown. TDG also has an office in Sydney, Australia. This addition enhances the Company’s Consulting Services – Global group of CGUs.

On May 18, 2018, the Company acquired all the shares and business of Norwest Corporation (NWC) for cash consideration and notes payable. NWC is based in Calgary, Alberta, and has offices in Vancouver, British Columbia; Denver and Trinidad, Colorado; Salt Lake City, Utah; and Charleston, West Virginia. NWC expands the Company’s Consulting Services – Canada and Consulting Services – United States CGUs.

On May 25, 2018, the Company acquired all the shares and business of Cegertec Experts Conseils Inc. (Cergertec) for cash consideration and notes payable. Cergertec, based in Chicoutimi, Quebec, has additional offices in Quebec City, Montreal, and St. Georges, Quebec. Cergertec provides expertise in engineering, project management, risk management, construction supervision, and structural inspections and inventory. This addition enhances the Company’s Consulting Services – Canada CGU.

At June 30, 2018, the preliminary fair value of the net assets recognized in the Company’s financial statements for ESI, OEI, TDG, NWC, and Cergertec were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-17	Stantec Inc.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date	Total $

Cash consideration	36.1
Notes payable	24.6

Consideration	60.7

Assets and liabilities acquired
Cash acquired	3.0
Non-cash working capital	8.6
Property and equipment	1.8
Intangible assets
Client relationships	10.2
Contract backlog	1.6
Lease advantages	0.8
Deferred income taxes	(1.1)

Total identifiable net assets at fair value	24.9
Goodwill arising on acquisitions	35.8

Consideration	60.7

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. For 2018, receivables of $18.5 were acquired at the time of acquisition and their fair value approximated their gross value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill relating to acquisitions completed in the first two quarters of 2018 added to our Consulting Services – Canada, Consulting Services – United States, and Consulting Services – Global cash generating units (CGUs). For acquisitions completed in 2018, $3.6 of goodwill and intangible assets is deductible for income tax purposes.

As a result of the disclosed acquisitions, the Company assumed commitments for operating leases of approximately $13.7, with remaining lease terms of up to 10 years.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. For acquisitions completed in the first two quarters of 2018, the Company did not assume any provisions for claims. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were $9.7, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

For business combinations that occurred in 2018, gross revenue earned in the first two quarters of 2018, since the acquired entities’ acquisition dates, is $12.0. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in the first two quarters of 2018 had taken place at the beginning of 2018, gross revenue from continuing operations for the first two quarters of 2018 would have been $2,671.4 and profit from continuing operations would have been $79.2.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-18	Stantec Inc.

In 2018, directly attributable acquisition-related costs of $0.3 (June 30, 2017 – $0.3) have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

	For the quarter ended June 30 2018 $	For the two quarters ended June 30 2018 $

Cash consideration (net of cash acquired)	24.4	33.1
Payments on notes payable from previous acquisitions	6.7	19.1

Total net cash paid	31.1	52.2

Total notes payable and adjustments to these obligations are as follows:

June 30 2018 $

Balance, beginning of the period	58.8
Additions for acquisitions in the period	24.6
Other adjustments	(0.3)
Payments	(19.1)
Interest	0.4
Impact of foreign exchange	1.6

Total notes payable	66.0

6. Disposition of a Subsidiary

On May 5, 2017, the Company completed the sale of the shares of Innovyze, Inc. along with its subsidiaries Innovyze Pty Limited and Innovyze Limited (collectively, Innovyze). Innovyze was acquired as part of the MWH acquisition and formed part of the Company’s Consulting Services – US and Consulting Services – Global reportable segments. Innovyze was sold for gross proceeds of $369.1 (US$270.0), less estimated working capital adjustments, resulting in net cash proceeds of $336.9. As a result of the sale, during the quarter ended June 30, 2017, the Company recognized the following gain on disposition in the consolidated statements of income:

$

Gross proceeds	369.1
Working capital adjustments	(15.3)
Transaction costs	(16.9)

Net proceeds from sale	336.9

Net assets disposed	(268.5)
Cumulative exchange loss on translating foreign operations reclassified from equity	(13.8)

Gain on disposal of a subsidiary	54.6

In accordance with the Credit Facilities agreement (note 13), the Company used the net proceeds on sale, less taxes payable and certain transaction costs (all as defined in the relevant agreements), to repay its long-term debt by $221.3.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-19	Stantec Inc.

As a result of the close of the sale, in the second quarter of 2017, current tax expense of $124.1 was recognized in the consolidated statements of income calculated pursuant to US tax legislation. In addition, $29.5 of deferred taxes, for the six months ended June 30, 2017, was recognized in the consolidated statements of income, primarily related to deferred taxes, previously recorded on Innovyze net assets.

7. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	June 30 2018 $	June 30 2017 $

Cash	213.8	200.4
Unrestricted investments	2.7	3.1

Cash and deposits	216.5	203.5
Bank indebtedness	(21.7)	-

Cash and cash equivalents	194.8	203.5

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At June 30, 2018, and pursuant to acquisition agreements, $5.7 (US$4.3) (June 30, 2017 – $3.4 (US$2.7)) was held in escrow accounts. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation for indemnifications was recorded on acquisition and is included in notes payable.

8. Trade and Other Receivables

	June 30 2018 $	December 31 2017 $

Trade receivables, net of ECL of $2.1 in 2018	777.9	746.6
Holdbacks, current	50.6	43.8
Other	17.6	25.7

Trade and other receivables	846.1	816.1

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

June 30, 2018	780.0	453.1	155.5	56.5	33.6	81.3

December 31, 2017	748.7	403.1	182.4	53.9	29.1	80.2

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 18, and changes due to IFRS 9 are included in note 4. December 31, 2017, gross trade receivables (in the table above) were adjusted to conform with IFRS 9.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-20	Stantec Inc.

9. Goodwill

	For the two quarters ended June 30 2018 $	For the year ended December 31 2017 $

Net goodwill, beginning of the period	1,556.6	1,828.1
Current period acquisitions	35.8	16.3
Current period disposals	-	(194.4)
Impact of foreign exchange	48.2	(93.4)

Net goodwill, end of the period	1,640.6	1,556.6

Gross goodwill, end of the period	1,818.6	1,734.6
Accumulated impairment losses, beginning and end of the period	(178.0)	(178.0)

Net goodwill, end of the period	1,640.6	1,556.6

During the second quarter of 2017, the Company completed the sale of the shares of Innovyze, Inc. Innovyze’s goodwill disposed of included $106.3 allocated from Consulting Services – US and $88.1 allocated from Consulting Services – Global.

Goodwill was allocated to each CGU or group of CGUs as follows:

	June 30 2018 $	December 31 2017 $

Consulting Services
Canada	352.4	337.8
United States	966.6	917.7
Global	199.6	183.2
Construction Services	122.0	117.9

Allocated	1,640.6	1,556.6

At the end of the period, the Company assessed potential indicators of goodwill impairment. During the second quarter of 2018, Construction Services group of CGUs had negative gross margin and for the six months ended June 30, 2018, it did not meet management’s budget expectations. As a result, the Company concluded that there were indicators of impairment that required the performance of a quantitative interim impairment test for Construction Services group of CGUs to which goodwill of $122.0 is allocated.

The Company estimated the recoverable amount of Construction Services group of CGUs by using the fair value less costs of disposal approach. The valuation techniques and assumptions remained consistent with those disclosed in the annual consolidated financial statements for the year ended December 31, 2017, except as disclosed below. For Construction Services group of CGUs as at June 30, 2018, the recoverable amount approximated its carrying amount and, therefore, goodwill was not impaired. Any adverse change in key assumptions could cause the carrying value to exceed the fair value less costs of disposal. The values assigned to the most sensitive key assumptions for Construction Services group of CGUs are listed in the table below:

Key Assumptions	Construction Services

Operating margin rates	0.8% - 1.1%
After tax discount rate	13.4%
Terminal growth rate	3.0%
Non-cash working capital rates	(5.0%) - (5.2%)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-21	Stantec Inc.

Key assumptions for operating margin rates and non-cash working capital rates for Construction Services group of CGUs are calculated on gross revenue.

As there were no indicators of impairment for any other CGUs or group of CGUs, the Company has not updated any other impairment calculations. For further information regarding goodwill, refer to the Company’s December 31, 2017, annual consolidated financial statements.

10. Intangible Assets

(In thousands of Canadian dollars)	For the two quarters ended June 30 2018 $	For the year ended December 31 2017 $

Cost, beginning of the period	430.5	590.5
Additions	23.8	5.7
Additions – internal development	3.7	-
Additions arising on acquisitions	12.6	6.1
Disposals – Innovyze	-	(103.3)
Disposals – other	-	(3.3)
Removal of fully amortized assets	(56.2)	(38.8)
Impact of foreign exchange	10.9	(26.4)

Cost, end of the period	425.3	430.5

Accumulated amortization, beginning of the period	168.1	141.0
Amortization	39.1	82.1
Amortization of lease disadvantages	0.7	-
Disposals – Innovyze	-	(8.3)
Disposals – other	-	(2.7)
Remove fully amortized assets	(56.2)	(38.8)
Impact of foreign exchange	4.4	(5.2)

Accumulated amortization, end of the period	156.1	168.1

Net intangible assets, end of the period	269.2	262.4

Additions relate to software licenses obtained through finance lease arrangements that will be paid over the lease term. The non-cash portion of additions is $17.4 for the six months ended June 30, 2018, and is excluded from the statement of cash flows.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-22	Stantec Inc.

11. Other Financial Assets

	June 30 2018 $	December 31 2017 $

Investments held for self-insured liabilities	147.6	147.1
Holdbacks on long-term contracts	43.4	39.6
Indemnifications	2.4	2.4
Other	6.4	6.3

	199.8	195.4
Less current portion	13.2	9.3

Long-term portion	186.6	186.1

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified at FVPL with unrealized gains (losses) recorded in income.

Their fair value and amortized cost are as follows:

	June 30 2018 $		December 31 2017 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	98.8	100.0	97.7	98.6
Equity securities	48.8	47.5	49.4	48.3

Total	147.6	147.5	147.1	146.9

The bonds bear interest at rates ranging from 0.75% to 5.15% per annum (December 31, 2017 – 0.75% to 5.15%). The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	June 30 2018 $	December 31 2017 $

Within one year	9.3	5.6
After one year but not more than five years	73.7	73.5
More than five years	15.8	18.6

Total	98.8	97.7

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 14). During 2018, there were no changes to provisions and indemnification assets relating to prior acquisitions.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-23	Stantec Inc.

12. Other Assets

	June 30 2018 $	December 31 2017 $

Investment tax credits	8.8	9.2
Transaction costs on long-term debt	6.7	4.9
Deferred contract costs	4.9	-
	20.4	14.1
Less current portion	7.2	4.7

Long-term portion	13.2	9.4

13. Long-Term Debt

	June 30 2018 $	December 31 2017 $

Notes payable	67.9	60.8
Revolving credit facilities	514.7	209.9
Term loan	308.6	458.5
Finance lease obligations	20.3	10.4

	911.5	739.6
Less current portion	51.2	198.2

Long-term portion	860.3	541.4

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at June 30, 2018, was 2.95% (December 31, 2017 – 3.46%). The notes payable may be supported by promissory notes and are due at various times from 2018 to 2021. The aggregate maturity value of the notes at June 30, 2018, was $69.8 (December 31, 2017 – $61.9). At June 30, 2018, $45.2 (US$34.1) (December 31, 2017 – $57.4 (US$45.7)) of the notes’ carrying amount was payable in US funds and $6.4 was payable in other foreign currencies.

Revolving credit facilities and term loan

On June 27, 2018, the Company amended its syndicated senior credit facilities (Credit Facility) which, subsequent to the amendment, consists of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. The amendment changed certain terms and conditions, including making all the facilities unsecured and extending the maturity date of its revolving credit facility by five years and Tranches B and C of its term loans by four years and five years respectively. Additional funds can be accessed subject to approval and under the same terms and conditions. As a result of the amendment, access to these additional funds increased from $200.0 to $400.0. The amendment was accounted for as a debt modification and a gain of $1.4 was recognized in the quarter. The revolving credit facility expires on June 27, 2023. The revolving credit facility and the term loans may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches B and C of the term loan were drawn in Canadian funds of $150.0 (due on June 27, 2022) and $160.0 (due on June 27, 2023), respectively. Before the amendment, a third tranche (Tranche A) was drawn in Canadian funds of $150.0 and repaid on May 6, 2018.

The Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-24	Stantec Inc.

are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 150 for Canadian prime and US base rate loans and from 100 to 250 for bankers’ acceptances, LIBOR advances, and letters of credit. Before the amendment, the basis point varied depending on the Company’s leverage ratio, from 0 to 175 for Canadian prime and US base rate loans and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. The Credit Facilities contain restrictive covenants (note 19).

At June 30, 2018, $149.7 (US$114.0) of the revolving credit facility was payable in US funds and $365.0 was payable in Canadian funds. At December 31, 2017, $106.9 (US$85.0) of the revolving credit facility was payable in US funds and $103.0 was payable in Canadian funds. At June 30, 2018, the entire term loan was payable in Canadian funds. At December 31, 2017, $460.0 of the term loan was payable in Canadian funds. The average interest rate applicable at June 30, 2018, for the Credit Facilities was 3.48% (December 31, 2017 – 3.20%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At June 30, 2018, the Company had issued outstanding letters of credit that expire at various dates before July 2019, are payable in various currencies, and total $65.1 (December 31, 2017 – $51.8). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At June 30, 2018, $198.5 (December 31, 2017 – $538.3) was available in the revolving credit facility for future activities.

At June 30, 2018, $7.3 (December 31, 2017 – $4.3) in additional letters of credit outside of the Company’s revolving credit facility was issued and outstanding. These were issued in various currencies and expire at various dates before June 2019.

Surety facilities

As part of the normal course of operations, the Company has surety facilities to accommodate the issuance of bonds for certain types of project work. At June 30, 2018, the Company issued bonds under these surety facilities: $3.5 (December 31, 2017 – $0.2) in Canadian funds, $750.4 (US$571.3) (December 31, 2017 – $587.1 (US$467.0)) in US funds, and $1.0 (December 31, 2017 – $1.0) in other foreign currencies. These bonds expire at various dates before February 2023.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At June 30, 2018, finance lease obligations included finance leases bearing interest at rates ranging from 1.4% to 5.3% (December 31, 2017 – 1.4% to 5.25%). These finance leases expire at various dates before October 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

	June 30 2018 $	December 31 2017 $

Within one year	9.8	7.4
After one year but not more than five years	11.1	3.1

Total minimum lease payments	20.9	10.5
Less amounts representing finance charges	0.6	-

Present value of minimum lease payments	20.3	10.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-25	Stantec Inc.

14. Provisions

	June 30 2018 $	December 31 2017 $

Provision for self-insured liabilities	78.0	72.5
Provisions for claims	13.3	18.9
Onerous contracts	4.0	4.8
End-of-employment benefit plans	12.9	13.6
Other	3.5	-

	111.7	109.8
Less current portion	25.9	28.1

Long-term portion	85.8	81.7

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured.

During 2017 and 2018, claims related to pre-acquisition contracts not covered by the Company’s self-insurance have developed. The Company has or will be asserting various affirmative claims of its own on certain matters related to those contracts.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s net cash flows.

Provision for self-insured liabilities	For the two quarters ended June 30 2018 $	For the year ended December 31 2017 $

Provision, beginning of the period	72.5	69.4
Current-period provisions	13.5	23.9
Payment for claims settlement	(10.4)	(17.5)
Impact of foreign exchange	2.4	(3.3)

Provision, end of the period	78.0	72.5

The current and long-term portions of the provision for self-insured liabilities are determined based on an actuarial estimate. At June 30, 2018, the long-term portion was $70.9 (December 31, 2017 – $65.9).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-26	Stantec Inc.

Provisions for claims	For the two quarters ended June 30 2018 $	For the year ended December 31 2017 $

Provisions, beginning of the period	18.9	25.2
Current-period provisions	1.1	2.3
Claims from acquisitions	-	0.2
Claims paid or otherwise settled	(6.9)	(6.8)
Impact of foreign exchange	0.2	(2.0)

Provisions, end of the period	13.3	18.9

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 5 and 11).

Onerous contracts	For the two quarters ended June 30 2018 $	For the year ended December 31 2017 $

Liability, beginning of the period	4.8	10.8
Current-period provisions	0.5	0.7
Costs paid or otherwise settled	(1.4)	(6.4)
Impact of foreign exchange	0.1	(0.3)

Liability, end of the period	4.0	4.8

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024. The Company anticipates that a lease exit liability in relation to its corporate office move of approximately $15 will be recorded in the fourth quarter of 2018.

15. Other Liabilities

	Note	June 30 2018 $	December 31 2017 $

Deferred gain on sale leaseback		0.2	0.5
Lease inducement benefits		59.2	57.2
Lease disadvantages		2.1	2.7
Deferred share units payable	16	9.6	15.5
Other cash-settled share-based compensation	16	6.1	7.0
Liability for uncertain tax positions		31.1	31.3

		108.3	114.2
Less current portion		15.4	22.2

Long-term portion		92.9	92.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-27	Stantec Inc.

16.	Share Capital

Authorized

Unlimited            Common shares, with no par value

Unlimited            Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On November 2, 2017, the Company received approval from the TSX to renew the Company’s Normal Course Issuer Bid, which enables it to purchase up to 2,278,747 common shares between November 14, 2017, and November 13, 2018.

During the first two quarters of 2018, 395,029 common shares were repurchased for cancellation pursuant to the then-effective Normal Course Issuer Bid at a cost of $12.7. Of this amount, $3.0 reduced the share capital, with $9.7 being charged to retained earnings.

During the second quarter of 2018, the Company recognized a share-based compensation expense of $3.7 (June 30, 2017 – $0.5) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1.3 (June 30, 2017– $1.0) related to the amortization of the fair value of options granted and was increased by $2.4 (June 30, 2017 – decreased by $0.5) related to the cash-settled share-based compensation (deferred share units (DSUs) and performance share units (PSUs)).

During the first two quarters of 2018, the Company recognized a share-based compensation expense of $5.4 (June 30, 2017 – $3.1) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $2.7 (June 30, 2017 – $2.2) related to the amortization of the fair value of options granted and was increased by $2.7 (June 30, 2017 – $0.9) related to the cash-settled share-based compensation (DSUs and PSUs).

The fair value of the amortized portion of the options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2018.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

November 8, 2017	December 31, 2017	January 11, 2018	0.1250	14.3
February 21, 2018	March 29, 2018	April 12, 2018	0.1375	15.7
May 9, 2018	June 29, 2018	July 12, 2018	-	-

At June 30, 2018, trade and other payables included $15.6 (December 31, 2017 – $14.3) related to the dividends declared on May 9, 2018.

Share-based payment transactions

The Company has a long-term incentive program that uses share options and PSUs. The Company also has a DSU plan for the board of directors.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-28	Stantec Inc.

a) Share options

The Company has granted share options to officers and employees to purchase 5,196,598 shares at prices from $14.88 to $32.98 per share. These options expire on dates between February 28, 2019, and May 15, 2023.

	For the two quarters ended June 30 2018		For the year ended December 31 2017
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $

Share options, beginning of the period	4,426,237	29.84	3,655,020	28.33
Granted	1,110,994	32.98	1,229,689	31.75
Exercised	(256,300)	20.27	(376,160)	21.09
Forfeited	(84,333)	30.72	(82,312)	31.57

Share options, end of the period	5,196,598	30.97	4,426,237	29.84

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including expected share price volatility and expected hold period to exercise.

At June 30, 2018, 3,015,392 (June 30, 2017 – 2,474,089) share options were exercisable at a weighted average price of $29.84 (June 30, 2017 – $27.20).

At June 30, 2018, no share options were antidilutive. At June 30, 2017, 1,624,068 share options were antidilutive and therefore not considered when computing diluted earnings per share.

In the second quarter of 2018, the Company granted 1,110,994 (June 30, 2017 – 1,229,689) share options. The estimated fair value of options granted at the share market price on the grant date was $5.73 per share (June 30, 2017 – $5.03) and was determined using the weighted average assumptions indicated below:

	2018	2017

Volatility in the price of the Company’s shares (%)	24.12	24.13
Risk-free interest rate (%)	2.10	0.81
Expected hold period to exercise (years)	3.50	3.50
Dividend yield (%)	1.668	1.575
Exercise price ($)	32.98	31.75

A summary of the status of the Company’s non-vested options as at June 30, 2018, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value per share $
Non-vested share options, beginning of the period	2,139,320	5.28
Granted	1,110,994	5.73
Vested	(1,000,441)	5.24
Forfeited	(68,667)	5.34

Non-vested share options, end of the period	2,181,206	5.53

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-29	Stantec Inc.

At June 30, 2018, a total compensation cost of $8.1 (June 30, 2017 – $7.5) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 1.6 years (June 30, 2017 – 1.6 years).

b) Performance share units

Under the Company’s long-term incentive program, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted PSUs. These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. For PSUs issued in 2017 onward, the cash payment is based on the weighted-by-volume average of the closing market price of the Company’s common shares for the last five trading days preceding the anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During the first two quarters of 2018,193,385 PSUs were paid at a value of $3.2 and 274,902 PSUs were issued (June 30, 2017 – 279,403). Also, 5,670 PSUs were forfeited (June 30, 2017 – 17,078). At June 30, 2018, 762,097 PSUs were outstanding at a fair value of $19.5 (December 31, 2017 – 685,233 PSUs were outstanding at a fair value of $14.3).

c) Deferred share units

The directors of the board receive DSUs and, on an annual basis, elect to receive an additional fixed value compensation in the form of either DSUs or cash payment, less withholding amounts, to purchase common shares. A DSU is equal to one common share. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During the first two quarters of 2018, 23,228 DSUs (June 30, 2017 – 20,188) were issued and 178,866 DSUs (June 30, 2017 – 66,021) were paid at a value of $6.2 (June 30, 2017 – 2.1). At June 30, 2018, 283,331 DSUs (June 30, 2017 – 420,532) were outstanding at a fair value of $9.6 (December 31, 2017 – 438,969 DSUs were outstanding at a fair value of $15.5).

17. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

•	Level 1 – quoted market prices
•	Level 2 – valuation techniques (market observable)
•	Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2018, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended June 30, 2018, no transfers were made between levels 1 and 2 of the fair value measurements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-30	Stantec Inc.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at June 30, 2018:

	Note	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	11	147.6	-	147.6	-

Investments held for self-insured liabilities consist of government and corporate bonds, and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at June 30, 2018:

	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	13	67.9	-	67.9	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

18. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet its contractual obligation. Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which, at June 30, 2018, was $1,796.1 (December 31, 2017 – $1,667.4).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equity securities, and term deposits. The Company believes the risk associated with corporate bonds, equity securities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at June 30, 2018, was 58 days (December 31, 2017 – 55 days).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-31	Stantec Inc.

The Company applies the simplified approach to trade and other receivables, unbilled receivables, contract assets, and holdbacks and recognizes a loss allowance provision based on lifetime expected credit losses (ECLs). The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

Expected loss rate		0.11%	0.14%	0.33%	0.65%	1.15%
Gross carrying amount	1,437.9	1,111.0	155.5	56.5	33.6	81.3

Loss allowance provision, end of the period	2.6	1.0	0.2	0.2	0.2	1.0

During the first two quarters of 2018, $0.7 of trade receivables were written off and the Company had no recoveries from the collection of cash flows previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

At June 30, 2018, the ECL on trade and other receivables was $2.1 and $0.5 related to unbilled receivables, contract assets, and holdbacks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at June 30, 2018, was $198.5 (December 31, 2017 – $538.3). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (defined in note 19).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

June 30, 2018
Trade and other payables	720.3	720.3	-	-
Long-term debt	914.5	52.2	186.5	675.8
Bank indebtedness	21.7	21.7	-	-
Other financial liabilities	9.2	1.5	6.0	1.7

Total contractual obligations	1,665.7	795.7	192.5	677.5

December 31, 2017
Trade and other payables	704.6	704.6	-	-
Long-term debt	740.8	198.4	541.4	1.0
Other financial liabilities	10.9	1.8	7.5	1.6

Total contractual obligations	1,456.3	904.8	548.9	2.6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-32	Stantec Inc.

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and the term loan outstanding in future periods. Further information on long-term debt is included in note 13.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at June 30, 2018, was 0.5% higher, with all other variables held constant, net income would decrease by $1.5. If it was 0.5% lower, an equal and opposite impact on net income would occur.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

If exchange rates were 1.0% lower at June 30, 2018, with all other variables held constant, net income would decrease by less than $0.1. If they were 1.0% higher, an equal and opposite impact on net income would occur.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

A 1.0% increase in equity prices at June 30, 2018, would increase the Company’s income by $0.3.

A 1.0% decrease would have an equal and opposite impact on income.

19. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining a net debt to EBITDA ratio below 2.5. This target is established annually and monitored quarterly, and is the same as in 2017.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-33	Stantec Inc.

June 30, 2018, was 1.97 (December 31, 2017 – 1.16), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the six months ended June 30, 2018.

20. Income Taxes

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act (the Tax Act). In response to the US tax reform, at December 31, 2017, the Company recorded a $31.2 one-time transition tax on deemed mandatory repatriation of earnings and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21.0%.

During the second quarter of 2018, the Company monitored its previously recorded provisions calculated under the Tax Act against actual and potential guidance and interpretation issued by the U.S. Internal Revenue Service and state taxing authorities. No significant changes were made to these calculations in the two quarters ended June 30, 2018. The Company expects to account for any changes in estimates for its previously recorded Tax Act provisions prospectively.

Although the Company is subject to the 21% federal tax rate, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies – such as the base erosion anti-abuse tax (BEAT), limitations on interest expense deductions, and tax on global intangible low-taxed income (GILTI). At June 30, 2018, the Company has incorporated the relevant Tax Act items into its quarterly provision calculation.

21. Revenue

Nature of goods and services

Consulting Services

The Company provides professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics throughout North America and globally. The Company has five specialized business operating units within Consulting Services: Buildings, Energy & Resources, Environmental Services, Infrastructure, and Water. Consulting Services revenue is derived principally under fee-for-service agreements with clients.

Construction Services

The Company provides construction and construction management services, mainly on water-related projects to clients primarily in the United States and United Kingdom. In the United States, the Company offers start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. In the United Kingdom, the Company participates primarily in design-build water and wastewater projects through joint venture and alliance agreements. The main contract types in Construction Services fall generally into four functional areas:

•	Construction and construction management
•	Design-build and progressive design-build
•	Construction management in support of design completed by Consulting Services
•	Hard-bid construction with self-performance

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-34	Stantec Inc.

Disaggregation of revenue

In the following table, gross revenue from contracts with customers is disaggregated by regional geographic area and reconciled to the Company’s gross revenue by reportable segment. Additional disaggregation by service is included in note 26.

	For the quarter ended June 30		For the two quarters ended June 30

	2018 $	2017 $	2018 $	2017 $

Consulting Services reportable segments
Canada	327.5	298.6	630.3	579.6
United States	606.1	583.4	1,175.7	1,169.5
Global	158.4	164.2	307.3	301.3

Total Consulting Services	1,092.0	1,046.2	2,113.3	2,050.4

Construction Services
United States	180.3	160.2	347.6	339.0
United Kingdom	85.9	112.2	179.0	205.5

Total Construction Services reportable segments	266.2	272.4	526.6	544.5

Total gross revenue from external customers	1,358.2	1,318.6	2,639.9	2,594.9

Performance will fluctuate quarter to quarter. The first and fourth quarters generally have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

22. Employee Costs

		For the quarter ended June 30		For the two quarters ended June 30

	Note	2018 $	2017 $	2018 $	2017 $

Wages, salaries, and benefits		707.3	639.8	1,297.7	1,265.5
Pension costs		18.5	16.3	38.1	35.8
Share-based compensation	16	3.7	0.5	5.4	3.1

Total employee costs		729.5	656.6	1,341.2	1,304.4

Direct labor		442.6	412.7	861.7	814.5
Indirect labor		286.9	243.9	479.5	489.9

Total employee costs		729.5	656.6	1,341.2	1,304.4

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income (loss). Included in pension costs is $36.9 (June 30, 2017 – $34.5) related to defined contribution plans.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-35	Stantec Inc.

23. Other Income

	For the quarter ended June 30		For the two quarters ended June 30

	2018 $	2017 $	2018 $	2017 $
Unrealized gain on equity securities	(2.8)	-	(0.1)	-
Net realized gain on equity securities	(0.2)	(0.5)	(0.7)	(0.6)
Other	(0.8)	(0.2)	(0.9)	(0.8)

Total other income	(3.8)	(0.7)	(1.7)	(1.4)

Effective January 1, 2018, on the adoption of IFRS 9 (note 4), the Company started recording unrealized losses (gains) on equity securities held for self-insured liabilities through income. Before January 1, 2018, these unrealized losses (gains) were recorded through other comprehensive income (loss).

24. Cash Flow Information

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended June 30		For the two quarters ended June 30

	2018 $	2017 $	2018 $	2017 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period	39.6	97.6	76.4	39.6
Add (deduct) items not affecting cash:
Depreciation of property and equipment	12.9	13.6	25.6	27.5
Amortization of intangible assets	17.5	18.7	39.1	42.2
Deferred income taxes	(4.6)	(120.9)	(4.9)	(27.7)
Gain on sale of property and equipment	(0.1)	(0.2)	(0.1)	(0.2)
Realized gain on equity securities	(0.2)	(0.5)	(0.7)	(0.6)
Unrealized gain on equity securities	(2.8)	-	(0.1)	-
Gain on sale of a subsidiary	-	(54.6)	-	(54.6)
Share-based compensation	3.7	0.5	5.4	3.1
Provision for self-insured liabilities and claims	8.9	8.7	14.6	13.8
Share of income from joint ventures and associates	(0.4)	(1.3)	(0.7)	(2.0)
Other non-cash items	0.1	(0.8)	(0.6)	(2.9)

	74.6	(39.2)	154.0	38.2

Trade and other receivables	(38.7)	8.2	(34.3)	5.6
Unbilled receivables	(52.3)	(26.3)	(139.8)	(53.4)
Contract assets	(12.3)	-	(20.1)	-
Prepaid expenses	2.7	0.5	3.8	4.5
Income taxes recoverable	10.1	123.0	10.4	127.8
Trade and other payables	98.7	45.7	0.6	(65.2)
Deferred revenue	(0.7)	(8.2)	(15.4)	18.6

	7.5	142.9	(194.8)	37.9

Cash flows from (used in) operating activities	82.1	103.7	(40.8)	76.1

Included in trade payables is a $5.2 accrual related to leasehold improvements for the Company’s corporate office. Leasehold improvements include construction work in progress of $29.6 on which depreciation has not been started.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-36	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the quarter ended June 30, 2018, is as follows:

		Statement of Cash Flows		Non-cash Changes
	March 31 2018 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	June 30 2018 $

Revolving credit facilities	375.5	235.1	(98.4)	2.5	-	514.7
Term loan	459.6	-	(150.0)	-	(1.0)	308.6
Finance lease obligations	19.9	-	-	0.2	0.2	20.3
Dividends to shareholders	15.7	-	(15.7)	-	15.6	15.6

Total liabilities from financing activities	870.7	235.1	(264.1)	2.7	14.8	859.2

A reconciliation of liabilities arising from financing activities for the two quarters ended June 30, 2018, is as follows:

		Statement of Cash Flows		Non-cash Changes
	January 1 2018 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	June 30 2018 $

Revolving credit facilities	209.9	397.3	(98.4)	5.9	-	514.7
Term loan	458.5	-	(150.0)	-	0.1	308.6
Finance lease obligations	10.4	-	(13.2)	0.9	22.2	20.3
Dividends to shareholders	14.3	-	(30.0)	-	31.3	15.6

Total liabilities from financing activities	693.1	397.3	(291.6)	6.8	53.6	859.2

25. Related-Party Disclosures

At June 30, 2018, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2017, annual consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business. For the two quarters ended June 30, 2018, they were not materially different from those disclosed in the Company’s December 31, 2017, annual consolidated financial statements, except for the addition of M2 (Water) LLP JV and STARR II, a Joint Venture.

26. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-37	Stantec Inc.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Reportable segments

	For the quarter ended June 30, 2018

	Consulting Services
	Canada $	United States $	Global $	Construction Services $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	336.2	611.1	175.0	271.0	1,393.3	(35.1)	1,358.2
Less inter-segment revenue	8.7	5.0	16.6	4.8	35.1	(35.1)	-

Gross revenue from external customers	327.5	606.1	158.4	266.2	1,358.2	-	1,358.2
Less subconsultants and other direct expenses	44.7	144.3	39.7	221.7	450.4	-	450.4

Total net revenue	282.8	461.8	118.7	44.5	907.8	-	907.8

Gross margin	147.2	256.9	66.0	(4.9)	465.2	-	465.2

	For the quarter ended June 30, 2017

	Consulting Services
	Canada $	United States $	Global $	Construction Services $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	306.6	590.9	180.8	276.2	1,354.5	(35.9)	1,318.6
Less inter-segment revenue	8.0	7.5	16.6	3.8	35.9	(35.9)	-

Gross revenue from external customers	298.6	583.4	164.2	272.4	1,318.6	-	1,318.6
Less subconsultants and other direct expenses	36.5	130.3	47.7	215.7	430.2	-	430.2

Total net revenue	262.1	453.1	116.5	56.7	888.4	-	888.4

Gross margin	140.3	252.9	65.5	17.0	475.7	-	475.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-38	Stantec Inc.

Comparative figures in the table below were reclassified due to a realignment between the Consulting Services – United States and Consulting Services – Global reportable segments.

	For the two quarters ended June 30, 2018

	Consulting Services					Adjustments
	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	647.4	1,186.6	344.2	535.7	2,713.9	(74.0)	2,639.9
Less inter-segment revenue	17.1	10.9	36.9	9.1	74.0	(74.0)	-
Gross revenue from external customers	630.3	1,175.7	307.3	526.6	2,639.9	-	2,639.9
Less subconsultants and other direct expenses	88.6	274.5	78.1	414.3	855.5	-	855.5

Total net revenue	541.7	901.2	229.2	112.3	1,784.4	-	1,784.4

Gross margin	282.1	501.2	127.3	12.1	922.7	-	922.7

	For the two quarters ended June 30, 2017

	Consulting Services					Adjustments
	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	596.1	1,182.0	335.8	553.4	2,667.3	(72.4)	2,594.9
Less inter-segment revenue	16.5	12.5	34.5	8.9	72.4	(72.4)	-
Gross revenue from external customers	579.6	1,169.5	301.3	544.5	2,594.9	-	2,594.9
Less subconsultants and other direct expenses	69.0	262.6	82.3	421.8	835.7	-	835.7

Total net revenue	510.6	906.9	219.0	122.7	1,759.2	-	1,759.2

Gross margin	273.3	507.1	124.9	39.4	944.7	-	944.7

Geographic information: Non-current assets	June 30 2018 $	December 31 2017 $

Canada	504.1	452.4
United States	1,387.8	1,311.2
United Kingdom	132.5	119.3
Other countries	138.5	148.7

Total non-current assets	2,162.9	2,031.6

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-39	Stantec Inc.

Geographic information: Gross revenue	For the quarter ended June 30		For the two quarters ended June 30
	2018 $	2017 $	2018 $	2017 $

Canada	327.5	298.6	630.3	579.6
United States	786.3	750.1	1,523.2	1,514.9
United Kingdom	125.0	138.3	254.8	262.6
Other countries	119.4	131.6	231.6	237.8

Total gross revenue from external customers	1,358.2	1,318.6	2,639.9	2,594.9

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services	For the quarter ended June 30		For the two quarters ended June 30
	2018 $	2017 $	2018 $	2017 $

Consulting Services
Buildings	240.6	236.1	476.4	466.7
Energy & Resources	150.6	114.7	283.5	229.2
Environmental Services	166.8	169.0	323.4	328.7
Infrastructure	300.0	301.4	571.4	564.5
Water	234.0	225.0	458.6	461.3
Construction Services	266.2	272.4	526.6	544.5

Total gross revenue from external customers	1,358.2	1,318.6	2,639.9	2,594.9

The allocation of gross revenue to each business operating unit has been reclassified for comparative figures due to a realignment of certain services between business operating units.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

27. Event after the Reporting Period

Dividend

On August 7, 2018, the Company declared a dividend of $0.1375 per share, payable on October 11, 2018, to shareholders of record on September 28, 2018.

28. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current quarter.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data June 30, 2018	F-40	Stantec Inc.

SHAREHOLDER INFORMATION Head Office 200, 10160 – 112 Street Edmonton, Alberta T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com Transfer Agent Computershare Calgary, Alberta Auditor Ernst & Young LLP Chartered Professional Accountants Edmonton, Alberta Principal Bank Canadian Imperial Bank of Commerce Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.